FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ACE Securities Corp.
Exact Name of Registrant as Specified in Charter

0001063292
Registrant CIK Number

Form 8-K, June 14, 2005, Series 2005-HE4
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-123741
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

05058117

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ACE SECURITIES CORP.

By: Doris J. Hearn
Name: Doris J. Hearn
Title: Vice President

By: Evy Ech
Name: Evelyn Echevarria
Title: Vice President

Dated: June 14, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$1,400,004,000 *(Approximate)*

Home Equity Loan Trust

Series 2005-HE4

Ace Securities Corp
(Depositor)

Countrywide Home Loans LP
(Co-Manager)

Deutsche Bank

June 13, 2005

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein will be supplemented by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof will be supplemented by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and Deutsche Bank Securities Inc. ("DBSI") is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED June 13, 2005

Ace Securities Corp.
Home Equity Loan Trust, Series 2005-HE4
$1,400,004,000 *(Approximate)*

Subject to 10% variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window (months)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings S / M / F
Offered Certificates:								
A-1A	516,015,000	Float	2.33	1 - 86	0	ACT/360	July 2035	AAA / Aaa / AAA
A-1B	129,004,000	Float	2.33	1 - 86	0	ACT/360	July 2035	AAA / Aaa / AAA
A-2A	317,493,000	Float	1.00	1 - 26	0	ACT/360	July 2035	AAA / Aaa / AAA
A-2B	103,646,000	Float	3.00	26 - 56	0	ACT/360	July 2035	AAA / Aaa / AAA
A-2C	82,750,000	Float	6.37	56 - 86	0	ACT/360	July 2035	AAA / Aaa / AAA
M-1	52,555,000	Float	4.99	43 - 86	0	ACT/360	July 2035	AA+ / Aa1 / AA+
M-2	45,256,000	Float	4.92	41 - 86	0	ACT/360	July 2035	AA / Aa2 / AA+
M-3	26,277,000	Float	4.89	40 - 86	0	ACT/360	July 2035	AA- / Aa3 / AA
M-4	24,818,000	Float	4.87	40 - 86	0	ACT/360	July 2035	A+ / A1 / AA-
M-5	22,628,000	Float	4.85	39 - 86	0	ACT/360	July 2035	A+/ A2 / A+
M-6	20,438,000	Float	4.84	39 - 86	0	ACT/360	July 2035	A / A3 / A
M-7	18,978,000	Float	4.83	38 - 86	0	ACT/360	July 2035	A- / Baa1 / A-
M-8	17,518,000	Float	4.82	38 - 86	0	ACT/360	July 2035	BBB+ / Baa2 / BBB+
M-9	12,409,000	Float	4.82	38 - 86	0	ACT/360	July 2035	BBB / Baa3 / BBB
M-10	10,219,000	Float	4.82	37 - 86	0	ACT/360	July 2035	BBB- / Ba1 / BBB
Total	**1,400,004,000**							
Non-Offered Certificates:								
B-1	13,869,000	Float				* Not Offered *		
B-2	17,518,000	Float				* Not Offered *		
B-3	16,058,000	Float				* Not Offered *		
Total Certificates	**1,447,449,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	28% CPR

Transaction Overview

Certificates: The Class A-1A Certificates and Class A-1B Certificates (together, the "Class A-1 Certificates") and the Class A-2A, Class A-2B and Class A-2C Certificates (collectively, the "Class A-2 Certificates"; and together with the Class A-1 Certificates, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates (collectively, the "Mezzanine Certificates" or "Class M Certificates"); and the Class B-1, Class B-2 and Class B-3 Certificates (the "Subordinate Certificates"). The Class A-1 Certificates are backed by conforming principal balance fixed rate and adjustable-rate first and second lien mortgage loans ("Group I Mortgage Loans") and the Class A-2 Certificates are backed by fixed rate and adjustable-rate first and second lien mortgage loans with conforming and non-conforming principal balances ("Group II Mortgage Loans"). The Mezzanine Certificates and Subordinate Certificates are backed by the Group I Mortgage Loans and Group II Mortgage Loans (collectively, the "Mortgage Loans").

Transaction Overview

Certificates (Continued): The Senior Certificates along with the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rates on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Class A-2 Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Subordinate Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate.

Collateral: As of the Cut-off Date, the Mortgage Loans will consist of approximately 8,554 adjustable-rate and fixed-rate, first and second lien, closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $1,459,858,597 as of the Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 6,053 conforming principal balance fixed-rate and adjustable-rate Mortgage Loans totaling approximately $819,591,715 and the Group II Mortgage Loans will represent approximately 2,501, conforming and non-conforming principal balance fixed rate and adjustable-rate Mortgage Loans totaling approximately $640,266,882.

Class A Certificates: Class A-1A, Class A-1B, Class A-2A, Class A-2B and Class A-2C Certificates

Class M Certificates: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates

Subordinate Certificates: Class B-1, Class B-2 and Class B-3 Certificates

Depositor: Ace Securities Corp. ("Ace")

Originators:

Originator	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
New Century	932,742,991	63.89
Mortgage Investment Lending Associates (MILA)	132,637,587	9.09
Chapel Funding	77,702,646	5.32
Other	316,775,373	21.70
Total	**1,459,858,597**	**100.00**

Master Servicer and Securities Administrator: Wells Fargo Bank, National Association

Servicers: Countrywide Home Loans LP will act as the servicer for approximately 63.89% of the Mortgage Loans, Saxon Mortgage Services, Inc. will act as the servicer for approximately 25.46% of the Mortgage Loans and Ocwen Federal Bank FSB ("Ocwen") will act as the servicer for approximately 10.65% of the Mortgage Loans.

Trustee: HSBC Bank USA, National Association

Custodian: Wells Fargo Bank, National Association

Credit Risk Manager: The Murrayhill Company

Underwriter: Deutsche Bank Securities Inc.

Cut-off Date: June 1, 2005

Expected Pricing: Week of June 13, 2005

Expected Closing Date: On or about June 29, 2005

Record Date: The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.

Distribution Date: 25th day of each month (or the next business day if such day is not a business day) commencing in July 2005.

Transaction Overview (Cont.)

Determination Date:	The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date and the Mortgage Loans serviced by Saxon and Ocwen shall be (i) with respect to principal prepayments in full, the period from the 16th of the month immediately preceding the Distribution Date to the 15th of the month of the Distribution Date and (ii) with respect to principal prepayments in part, the calendar month immediately preceding the month in which the Distribution Date occurs. The Prepayment Period with respect to any Distribution Date and the Mortgage Loans serviced by Countrywide shall be the calendar month immediately preceding the month in which the Distribution Date occurs.
Interest Accrual Period:	Interest will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicers and shortfalls resulting from the application of the Servicemembers' Civil Relief Act.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Master Servicer, Servicers and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 0.515% for the Mortgage Loans.
Compensating Interest:	Each Servicer will be required to cover Prepayment Interest Shortfalls on prepayments in full on the Mortgage Loans serviced by such Servicer up to the Servicing Fee payable to such Servicer.
Prepayment interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Expense Adjusted Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.
Optional Termination:	On any Distribution Date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than or equal to 10% of the aggregate outstanding principal balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer may repurchase all of the Mortgage Loans and REO properties remaining in the trust, causing an early retirement of the Certificates, but is not required to do so.

Transaction Overview (Cont.)

Monthly Servicer Advances:	Each Servicer will collect monthly payments of principal and interest on the Mortgage Loans serviced by such Servicer and will be obligated to make advances of delinquent monthly principal and interest payments. Each Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans serviced by such Servicer only to the extent such amounts are deemed recoverable. If the related Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. The Servicers and the Master Servicer are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.
Credit Enhancement:	1) Excess Interest; 2) Overcollateralization ("OC"); and 3) Subordination; and
Allocation of Losses:	Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class B-3 Certificates, fourth, to the Class B-2 Certificates, fifth, to the Class B-1 Certificates, sixth, to the Class M-10 Certificates, seventh, to the Class M-9 Certificates, eighth, to the Class M-8 Certificates, ninth, to the Class M-7 Certificates, tenth, to the Class M-6 Certificates, eleventh, to the Class M-5 Certificates, twelfth, to the Class M-4 Certificates, thirteenth, to the Class M-3 Certificates, fourteenth, to the Class M-2 Certificates and fifteenth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses have been allocated to the Subordinate Certificates and the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest and such amounts will not be reinstated thereafter. However, the amount of any Realized Losses allocated to the Subordinate Certificates and the Mezzanine Certificates may be distributed to such certificates on a subordinated basis on any Distribution Date from Net Monthly Excess Cashflow, if any is available for such distribution.
Required Overcollateralization Amount:	Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be approximately 0.85% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to approximately 1.70% of the aggregate principal balance of the Mortgage Loans as of the end of such Due Period, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollaterization Amount, excess spread, if any is available will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.
Overcollateralization Increase Amount:	An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Transaction Overview (Cont.)

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in July 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Certificates) is equal to or greater than approximately 42.60%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(S / M / F)	Initial CE %	CE % On/After Step Down Date
A	AAA / Aaa / AAA	21.30%	42.60%
M-1	AA+ / Aa1 / AA+	17.70%	35.40%
M-2	AA / Aa2 / AA+	14.60%	29.20%
M-3	AA- / Aa3 / AA	12.80%	25.60%
M-4	A+ / A1 / AA-	11.10%	22.20%
M-5	A+/ A2 / A+	9.55%	19.10%
M-6	A / A3 / A	8.15%	16.30%
M-7	A- / Baa1 / A-	6.85%	13.70%
M-8	BBB+ / Baa2 / BBB+	5.65%	11.30%
M-9	BBB / Baa3 / BBB	4.80%	9.60%
M-10	BBB- / Ba1 / BBB	4.10%	8.20%
B-1	BB+/ Ba2 / BBB-	3.15%	6.30%
B-2	BB+ / NR / BB	1.95%	3.90%
B-3	BB / NR / NR	0.85%	1.70%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (w) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (x) with respect to the Mezzanine Certificates and the Subordinate Certificates, the Interest Distribution Amount for such Distribution Date and (y) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Class A-1 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group I Mortgage Loans as of the first day of the month preceding the month of such Distribution Date subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class A-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Mezzanine Certificates: The per annum rate (adjusted for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results

Transaction Overview (Cont.)

Net WAC Pass-Through Rate (Continued):	of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates. Subordinate Certificates: The per annum rate (adjusted for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.
Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any class of the Series 2005-HE4 Certificates is limited by the related Net WAC Pass-Through Rate, such class will be entitled to the "Net WAC Rate Carryover Amount" which will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month LIBOR plus the related margin for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.
Group I Cap Agreement:	On the Closing Date, the Trustee will enter into a "Group I Cap Agreement" to make payments in respect of any Net WAC Rate Carryover Amounts in respect of the Class A-1A, Class A-1B, Mezzanine and Subordinate Certificates as described herein. The Group I Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 10.50% the payment due will be calculated as if one-month LIBOR was 10.50%); (2) the related scheduled notional amount, which is based on the lesser of (i) the expected amortization of the Group I Mortgage Loans and (ii) the aggregate Certificate Principal Balance of the Class A-1A, Class A-1B, Mezzanine, Subordinate Certificates, and Class CE Certificates, and (3) a fraction, the numerator of which is the actual number of days elapsed from the previous Distribution Date to but excluding the current Distribution Date (or, for the first Distribution Date, the actual number of days elapsed from the Closing Date to but excluding the first Distribution Date), and the denominator of which is 360.
Group II Cap Agreement:	On the Closing Date, the Trustee will enter into a "Group II Cap Agreement" to make payments in respect of any Net WAC Rate Carryover Amounts in respect of the Class A-2A, Class A-2B, Class A-2C, Mezzanine and Subordinate Certificates as described herein. The Group II Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 10.50% the payment due will be calculated as if one-month LIBOR was 10.50%); (2) the related scheduled notional amount, which is based on the lesser of (i) the expected amortization of the Group II Mortgage Loans and (ii) the aggregate Certificate Principal Balance of the Class A-2A, Class A-2B, Class A-2C, Mezzanine, Subordinate Certificates, and Class CE Certificates, and (3) a fraction, the numerator of which is the actual number of days elapsed from the previous Distribution Date to but excluding the current Distribution Date (or, for the first Distribution Date, the actual number of days elapsed from the Closing Date to but excluding the first Distribution Date), and the denominator of which is 360.

Transaction Overview (Cont.)

Available Distribution Amount: For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicers or the Master Servicer in respect of Prepayment Interest Shortfalls for the related Due Period; (v) payments received on the Group I Cap Agreement and the Group II Cap Agreement, if any, to pay the Net WAC Rate Carryover Amounts on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates; and (vi) any amounts remaining in the Prefunding Account at the end of the Prefunding Period.

Class A Principal Distribution Amount: Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain approximately a 42.60% Credit Enhancement Percentage (2x the Class A Initial Credit Enhancement Percentage).

The Class A Principal Distribution Amount will generally be distributed to the holders of the Class A-1 Certificates and the Class A-2 Certificates concurrently, on a pro rata basis, based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date.

Principal distributions to the Class A-1 Certificates will be allocated pro rata, with the exception that if a Sequential Trigger Event is in effect, principal distributions will be allocated sequentially, to the Class A-1A and Class A-1B Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero.

Principal distributions to the Class A-2 Certificates will be allocated sequentially to the Class A-2A, Class A-2B, and Class A-2C, in that order, until the Certificate Principal Balance of each such class has been reduced to zero.

Class M Principal Distribution Amount: The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches approximately a 35.40% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches approximately a 29.20% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches approximately a 25.60% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches approximately a 22.20% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches approximately a 19.10% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage), sixth to the Class M-6 Certificates until it reaches approximately a 16.30% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage), seventh to the Class M-7 Certificates until it reaches approximately a 13.70% Credit Enhancement Percentage (2x the Class M-7 Initial Credit Enhancement Percentage), eighth to the Class M-8 Certificates until it reaches approximately a 11.30% Credit Enhancement Percentage (2x the Class M-8 Initial Credit Enhancement Percentage), ninth to the Class M-9 Certificates until it reaches approximately a 9.60% Credit Enhancement Percentage (2x the Class M-9 Initial Credit Enhancement Percentage) and tenth to the Class M-10 Certificates until it reaches approximately a 8.20% Credit Enhancement Percentage (2x the Class M-10 Initial Credit Enhancement Percentage).

Transaction Overview (Cont.)

Class B Principal Distribution Amount: The Subordinate Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Subordinate Certificates, first to the Class B-1 Certificates until it reaches approximately a 6.30% Credit Enhancement Percentage (2x the Class B-1 Initial Credit Enhancement Percentage), second to the Class B-2 Certificates until it reaches approximately a 3.90% Credit Enhancement Percentage (2x the Class B-2 Initial Credit Enhancement Percentage) and third to the Class B-3 Certificates until it reaches approximately a 1.70% Credit Enhancement Percentage (2x the Class B-3 Initial Credit Enhancement Percentage). If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount", then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero and then to the Subordinate Certificates in their order of seniority until the Certificate Principal Balance of each such class has been reduced to zero.

Prefunding Account On the Closing Date, approximately $320,484,548 will be deposited into a segregated account referred to as the prefunding account (the "Prefunding Account"). The amount deposited in the Prefunding Account will be used solely to purchase certain of the Mortgage Loans after the Closing Date for a period of three months (the "Prefunding Period"). If any amounts are left in the Prefunding Account after that date in respect of a loan group, the holders of the Class A Certificates related to such loan group will receive that amount as a principal payment on the Distribution Date immediately following the end of the Prefunding Period.

Coupon Step-up: On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M & B	1.5 x Margin

Sequential Trigger Event: A Sequential Trigger Event is in effect on any Distribution Date if, before the 25th Distribution Date, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds [1.25]%, or if, on or after the 25th Distribution Date, a Trigger Event is in effect.

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [41.00]% of the Credit Enhancement Percentage.

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
June 2007 to May 2008	[1.25]%, plus 1/12th of [1.55]% for each month thereafter
June 2008 to May 2009	[2.75]%, plus 1/12th of [1.75]% for each month thereafter
June 2009 to May 2010	[4.50]%, plus 1/12th of [1.25]% for each month thereafter
June 2010 to May 2011	[5.75]%, plus 1/12th of [0.75]% for each month thereafter
May 2011 and thereafter	[6.50]%

Transaction Overview (Cont.)

Payment Priority: On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay interest to the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date, then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates, on a sequential basis, and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Subordinate Certificates on a sequential basis.
2. To pay principal to the Class A Certificates in accordance with the principal payment provisions described above.
3. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described above.
4. To pay principal to the Subordinate Certificates in accordance with the principal payment provisions described above.
5. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
6. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates, on a sequential basis.
7. From excess interest, if any, to pay the Interest Carry Forward Amount on the Subordinate Certificates, on a sequential basis.
8. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates, on a sequential basis.
9. From excess interest, if any, to pay the allocated Realized Losses on the Subordinate Certificates, on a sequential basis.
10. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates in the same order of priority as described in 1 above.
11. To pay any remaining amount to the non-offered certificates in accordance with the Pooling and Servicing Agreement.

ERISA: All of the Offered Certificates are expected to be ERISA-eligible.

Taxation – REMIC: One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Group I Cap Schedule

Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
8/25/2005	800,479,000	6.630	10.500
9/25/2005	781,618,000	6.632	10.500
10/25/2005	762,996,000	6.854	10.500
11/25/2005	744,603,000	6.634	10.500
12/25/2005	726,429,000	6.857	10.500
1/25/2006	708,465,000	6.637	10.500
2/25/2006	690,706,000	6.638	10.500
3/25/2006	673,145,000	7.350	10.500
4/25/2006	655,779,000	6.640	10.500
5/25/2006	638,609,000	6.862	10.500
6/25/2006	621,682,000	6.641	10.500
7/25/2006	605,204,000	6.863	10.500
8/25/2006	589,162,000	6.642	10.500
9/25/2006	573,545,000	6.642	10.500
10/25/2006	558,342,000	6.865	10.500
11/25/2006	543,541,000	6.644	10.500
12/25/2006	529,133,000	6.866	10.500
1/25/2007	515,106,000	6.650	10.500
2/25/2007	501,451,000	6.651	10.500
3/25/2007	488,158,000	7.376	10.500
4/25/2007	475,217,000	6.709	10.500
5/25/2007	462,620,000	7.134	10.500
6/25/2007	450,364,000	7.995	10.500
7/25/2007	438,464,000	8.263	10.500
8/25/2007	426,878,000	7.996	10.500
9/25/2007	415,598,000	7.999	10.500
10/25/2007	404,615,000	8.281	10.500
11/25/2007	393,922,000	8.117	10.500
12/25/2007	383,515,000	9.220	10.500
1/25/2008	373,417,000	8.922	10.500
2/25/2008	363,585,000	8.921	10.500
3/25/2008	354,012,000	9.538	10.500
4/25/2008	344,690,000	8.938	10.500
5/25/2008	335,614,000	9.380	10.500
6/25/2008	326,779,000	9.921	10.500
7/25/2008	318,201,000	10.250	10.500
8/25/2008	309,848,000	9.917	10.500
9/25/2008	301,713,000	9.917	10.500
10/25/2008	293,792,000	10.261	10.500
11/25/2008	286,079,000	10.054	10.500

Group II Cap Schedule

Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
8/25/2005	624,599,000	6.184	10.500
9/25/2005	609,204,000	6.186	10.500
10/25/2005	594,070,000	6.394	10.500
11/25/2005	579,188,000	6.189	10.500
12/25/2005	564,550,000	6.397	10.500
1/25/2006	550,148,000	6.192	10.500
2/25/2006	535,976,000	6.193	10.500
3/25/2006	522,028,000	6.858	10.500
4/25/2006	508,300,000	6.195	10.500
5/25/2006	494,797,000	6.402	10.500
6/25/2006	481,620,000	6.196	10.500
7/25/2006	468,793,000	6.403	10.500
8/25/2006	456,309,000	6.197	10.500
9/25/2006	444,156,000	6.197	10.500
10/25/2006	432,328,000	6.409	10.500
11/25/2006	420,815,000	6.203	10.500
12/25/2006	409,608,000	6.410	10.500
1/25/2007	398,700,000	6.204	10.500
2/25/2007	388,083,000	6.207	10.500
3/25/2007	377,748,000	6.874	10.500
4/25/2007	367,688,000	6.257	10.500
5/25/2007	357,897,000	6.985	10.500
6/25/2007	348,368,000	7.767	10.500
7/25/2007	339,085,000	8.026	10.500
8/25/2007	330,049,000	7.767	10.500
9/25/2007	321,254,000	7.767	10.500
10/25/2007	312,693,000	8.045	10.500
11/25/2007	304,360,000	7.971	10.500
12/25/2007	296,249,000	8.983	10.500
1/25/2008	288,380,000	8.692	10.500
2/25/2008	280,720,000	8.692	10.500
3/25/2008	273,263,000	9.290	10.500
4/25/2008	266,004,000	8.713	10.500
5/25/2008	258,938,000	9.267	10.500
6/25/2008	252,060,000	9.722	10.500
7/25/2008	245,381,000	10.044	10.500
8/25/2008	238,879,000	9.718	10.500
9/25/2008	232,549,000	9.716	10.500
10/25/2008	226,386,000	10.058	10.500
11/25/2008	220,387,000	9.952	10.500

Sensitivity Table
To 10% Call

	Fixed>> Arm>>	0% PPC 0% CPR	55% PPC 15% CPR	100% PPC 28% CPR	125% PPC 35% CPR	160% PPC 45% CPR
A-1A	Avg Life	18.84	4.48	2.33	1.69	1.10
	First Payment Date	Jul-05	Jul-05	Jul-05	Jul-05	Jul-05
	Last Payment Date	Apr-34	Dec-18	Aug-12	Jan-11	Mar-08
A-1B	Avg Life	18.84	4.48	2.33	1.69	1.10
	First Payment Date	Jul-05	Jul-05	Jul-05	Jul-05	Jul-05
	Last Payment Date	Apr-34	Dec-18	Aug-12	Jan-11	Mar-08
A-2A	Avg Life	14.95	1.91	1.00	0.78	0.58
	First Payment Date	Jul-05	Jul-05	Jul-05	Jul-05	Jul-05
	Last Payment Date	Jan-28	Sep-09	Aug-07	Feb-07	Sep-06
A-2B	Avg Life	25.06	6.25	3.00	2.12	1.57
	First Payment Date	Jan-28	Sep-09	Aug-07	Feb-07	Sep-06
	Last Payment Date	Sep-32	May-14	Feb-10	Jan-08	May-07
A-2C	Avg Life	28.38	12.05	6.37	4.35	2.30
	First Payment Date	Sep-32	May-14	Feb-10	Jan-08	May-07
	Last Payment Date	Apr-34	Dec-18	Aug-12	Jan-11	Mar-08
M-1	Avg Life	26.53	8.90	4.99	4.79	4.07
	First Payment Date	Jan-28	Sep-09	Jan-09	Sep-09	Mar-08
	Last Payment Date	Apr-34	Dec-18	Aug-12	Jan-11	Jul-09
M-2	Avg Life	26.53	8.90	4.92	4.48	4.07
	First Payment Date	Jan-28	Sep-09	Nov-08	May-09	Jul-09
	Last Payment Date	Apr-34	Dec-18	Aug-12	Jan-11	Jul-09
M-3	Avg Life	26.53	8.90	4.89	4.32	4.03
	First Payment Date	Jan-28	Sep-09	Oct-08	Mar-09	May-09
	Last Payment Date	Apr-34	Dec-18	Aug-12	Jan-11	Jul-09
M-4	Avg Life	26.53	8.90	4.87	4.24	3.82
	First Payment Date	Jan-28	Sep-09	Oct-08	Jan-09	Feb-09
	Last Payment Date	Apr-34	Dec-18	Aug-12	Jan-11	Jul-09
M-5	Avg Life	26.53	8.90	4.85	4.18	3.67
	First Payment Date	Jan-28	Sep-09	Sep-08	Dec-08	Dec-08
	Last Payment Date	Apr-34	Dec-18	Aug-12	Jan-11	Jul-09

Sensitivity Table
To 10% Call (Continued)

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
M-6	Avg Life	26.53	8.90	4.84	4.13	3.55
	First Payment Date	Jan-28	Sep-09	Sep-08	Nov-08	Oct-08
	Last Payment Date	Apr-34	Dec-18	Aug-12	Jan-11	Jul-09
M-7	Avg Life	26.53	8.90	4.83	4.09	3.47
	First Payment Date	Jan-28	Sep-09	Aug-08	Oct-08	Sep-08
	Last Payment Date	Apr-34	Dec-18	Aug-12	Jan-11	Jul-09
M-8	Avg Life	26.53	8.90	4.82	4.06	3.40
	First Payment Date	Jan-28	Sep-09	Aug-08	Sep-08	Jul-08
	Last Payment Date	Apr-34	Dec-18	Aug-12	Jan-11	Jul-09
M-9	Avg Life	26.53	8.90	4.82	4.03	3.35
	First Payment Date	Jan-28	Sep-09	Aug-08	Sep-08	Jul-08
	Last Payment Date	Apr-34	Dec-18	Aug-12	Jan-11	Jul-09
M-10	Avg Life	26.53	8.90	4.82	4.02	3.32
	First Payment Date	Jan-28	Sep-09	Jul-08	Aug-08	Jun-08
	Last Payment Date	Apr-34	Dec-18	Aug-12	Jan-11	Jul-09
B-1	Avg Life	26.53	8.90	4.80	3.99	3.29
	First Payment Date	Jan-28	Sep-09	Jul-08	Aug-08	Jun-08
	Last Payment Date	Apr-34	Dec-18	Aug-12	Jan-11	Jul-09
B-2	Avg Life	26.51	8.83	4.77	3.96	3.23
	First Payment Date	Jan-28	Sep-09	Jul-08	Jul-08	May-08
	Last Payment Date	Apr-34	Dec-18	Aug-12	Jan-11	Jul-09
B-3	Avg Life	26.17	7.90	4.26	3.54	2.95
	First Payment Date	Jan-28	Sep-09	Jul-08	Jul-08	Apr-08
	Last Payment Date	Nov-33	Jul-17	Nov-11	Jun-10	Feb-09

Sensitivity Table
To Maturity

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1A	Avg Life	18.88	4.80	2.54	1.85	1.10
	First Payment Date	Jul-05	Jul-05	Jul-05	Jul-05	Jul-05
	Last Payment Date	May-35	Jul-31	Aug-21	Apr-18	Mar-08
A-1B	Avg Life	18.88	4.80	2.54	1.85	1.10
	First Payment Date	Jul-05	Jul-05	Jul-05	Jul-05	Jul-05
	Last Payment Date	May-35	Jul-31	Aug-21	Apr-18	Mar-08
A-2A	Avg Life	14.95	1.91	1.00	0.78	0.58
	First Payment Date	Jul-05	Jul-05	Jul-05	Jul-05	Jul-05
	Last Payment Date	Jan-28	Sep-09	Aug-07	Feb-07	Sep-06
A-2B	Avg Life	25.06	6.25	3.00	2.12	1.57
	First Payment Date	Jan-28	Sep-09	Aug-07	Feb-07	Sep-06
	Last Payment Date	Sep-32	May-14	Feb-10	Jan-08	May-07
A-2C	Avg Life	28.63	13.98	7.61	5.31	2.30
	First Payment Date	Sep-32	May-14	Feb-10	Jan-08	May-07
	Last Payment Date	May-35	Jul-31	Jun-21	Feb-18	Mar-08
M-1	Avg Life	26.64	9.74	5.53	5.21	6.66
	First Payment Date	Jan-28	Sep-09	Jan-09	Sep-09	Mar-08
	Last Payment Date	Apr-35	Oct-28	Mar-19	Mar-16	Dec-14
M-2	Avg Life	26.64	9.71	5.45	4.88	4.84
	First Payment Date	Jan-28	Sep-09	Nov-08	May-09	Sep-09
	Last Payment Date	Mar-35	Feb-28	Aug-18	Sep-15	Jan-13
M-3	Avg Life	26.64	9.69	5.40	4.72	4.34
	First Payment Date	Jan-28	Sep-09	Oct-08	Mar-09	May-09
	Last Payment Date	Mar-35	Apr-27	Jan-18	Apr-15	Sep-12
M-4	Avg Life	26.64	9.67	5.36	4.62	4.11
	First Payment Date	Jan-28	Sep-09	Oct-08	Jan-09	Feb-09
	Last Payment Date	Mar-35	Oct-26	Aug-17	Dec-14	Jun-12
M-5	Avg Life	26.63	9.64	5.32	4.54	3.95
	First Payment Date	Jan-28	Sep-09	Sep-08	Dec-08	Dec-08
	Last Payment Date	Feb-35	Feb-26	Mar-17	Aug-14	Mar-12

Sensitivity Table
To Maturity (Continued)

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
M-6	Avg Life	26.63	9.60	5.29	4.47	3.82
	First Payment Date	Jan-28	Sep-09	Sep-08	Nov-08	Oct-08
	Last Payment Date	Feb-35	Jun-25	Sep-16	Apr-14	Dec-11
M-7	Avg Life	26.63	9.55	5.24	4.41	3.72
	First Payment Date	Jan-28	Sep-09	Aug-08	Oct-08	Sep-08
	Last Payment Date	Jan-35	Sep-24	Apr-16	Nov-13	Sep-11
M-8	Avg Life	26.62	9.49	5.19	4.35	3.62
	First Payment Date	Jan-28	Sep-09	Aug-08	Sep-08	Jul-08
	Last Payment Date	Dec-34	Dec-23	Sep-15	Jun-13	May-11
M-9	Avg Life	26.61	9.41	5.15	4.28	3.54
	First Payment Date	Jan-28	Sep-09	Aug-08	Sep-08	Jul-08
	Last Payment Date	Nov-34	Dec-22	Feb-15	Jan-13	Jan-11
M-10	Avg Life	26.60	9.33	5.09	4.24	3.48
	First Payment Date	Jan-28	Sep-09	Jul-08	Aug-08	Jun-08
	Last Payment Date	Oct-34	Mar-22	Aug-14	Aug-12	Sep-10
B-1	Avg Life	26.59	9.20	4.99	4.14	3.41
	First Payment Date	Jan-28	Sep-09	Jul-08	Aug-08	Jun-08
	Last Payment Date	Sep-34	May-21	Mar-14	Mar-12	Jun-10
B-2	Avg Life	26.52	8.89	4.81	3.99	3.25
	First Payment Date	Jan-28	Sep-09	Jul-08	Jul-08	May-08
	Last Payment Date	Jun-34	Feb-20	May-13	Aug-11	Dec-09
B-3	Avg Life	26.17	7.90	4.26	3.54	2.95
	First Payment Date	Jan-28	Sep-09	Jul-08	Jul-08	Apr-08
	Last Payment Date	Nov-33	Jul-17	Nov-11	Jun-10	Feb-09

Class A-1A and A-1B Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	7/25/2005	NA
2	8/25/2005	10.50
3	9/25/2005	10.50
4	10/25/2005	10.50
5	11/25/2005	10.50
6	12/25/2005	10.50
7	1/25/2006	10.50
8	2/25/2006	10.50
9	3/25/2006	10.50
10	4/25/2006	10.50
11	5/25/2006	10.50
12	6/25/2006	10.50
13	7/25/2006	10.50
14	8/25/2006	10.50
15	9/25/2006	10.50
16	10/25/2006	10.50
17	11/25/2006	10.50
18	12/25/2006	10.50
19	1/25/2007	10.50
20	2/25/2007	10.50
21	3/25/2007	10.50
22	4/25/2007	10.50
23	5/25/2007	10.50
24	6/25/2007	10.50
25	7/25/2007	10.50
26	8/25/2007	10.50
27	9/25/2007	10.50
28	10/25/2007	10.50
29	11/25/2007	10.50
30	12/25/2007	10.50
31	1/25/2008	10.50
32	2/25/2008	10.50
33	3/25/2008	10.50
34	4/25/2008	10.50
35	5/25/2008	10.50
36	6/25/2008	10.50
37	7/25/2008	10.50
38	8/25/2008	10.50
39	9/25/2008	10.50
40	10/25/2008	10.50
41	11/25/2008	10.50
42	12/25/2008	11.24
43	1/25/2009	10.87
44	2/25/2009	10.87
45	3/25/2009	12.03

Class A-1 and A-1B Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
46	4/25/2009	10.87
47	5/25/2009	11.30
48	6/25/2009	11.46
49	7/25/2009	11.84
50	8/25/2009	11.45
51	9/25/2009	11.45
52	10/25/2009	11.82
53	11/25/2009	11.46
54	12/25/2009	11.87
55	1/25/2010	11.48
56	2/25/2010	11.47
57	3/25/2010	12.70
58	4/25/2010	11.46
59	5/25/2010	11.85
60	6/25/2010	11.48
61	7/25/2010	11.86
62	8/25/2010	11.47
63	9/25/2010	11.47
64	10/25/2010	11.84
65	11/25/2010	11.46
66	12/25/2010	11.83
67	1/25/2011	11.45
68	2/25/2011	11.44
69	3/25/2011	12.66
70	4/25/2011	11.43
71	5/25/2011	11.81
72	6/25/2011	11.42
73	7/25/2011	11.80
74	8/25/2011	11.41
75	9/25/2011	11.40
76	10/25/2011	11.78
77	11/25/2011	11.39
78	12/25/2011	11.77
79	1/25/2012	11.38
80	2/25/2012	11.38
81	3/25/2012	12.16
82	4/25/2012	11.37
83	5/25/2012	11.74
84	6/25/2012	11.36
85	7/25/2012	11.73
86	8/25/2012	11.35
87	9/25/2012	11.34

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Cap Proceeds

Class A-2A, A-2B, and A-2C Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
1	7/25/2005	NA
2	8/25/2005	10.50
3	9/25/2005	10.50
4	10/25/2005	10.50
5	11/25/2005	10.50
6	12/25/2005	10.50
7	1/25/2006	10.50
8	2/25/2006	10.50
9	3/25/2006	10.50
10	4/25/2006	10.50
11	5/25/2006	10.50
12	6/25/2006	10.50
13	7/25/2006	10.50
14	8/25/2006	10.50
15	9/25/2006	10.50
16	10/25/2006	10.50
17	11/25/2006	10.50
18	12/25/2006	10.50
19	1/25/2007	10.50
20	2/25/2007	10.50
21	3/25/2007	10.50
22	4/25/2007	10.50
23	5/25/2007	10.50
24	6/25/2007	10.50
25	7/25/2007	10.50
26	8/25/2007	10.50
27	9/25/2007	10.50
28	10/25/2007	10.50
29	11/25/2007	10.50
30	12/25/2007	10.50
31	1/25/2008	10.50
32	2/25/2008	10.50
33	3/25/2008	10.50
34	4/25/2008	10.50
35	5/25/2008	10.50
36	6/25/2008	10.50
37	7/25/2008	10.50
38	8/25/2008	10.50
39	9/25/2008	10.50
40	10/25/2008	10.50
41	11/25/2008	10.50
42	12/25/2008	11.05
43	1/25/2009	10.69
44	2/25/2009	10.69
45	3/25/2009	11.83

Class A-2A, A-2B, and A-2C Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
46	4/25/2009	10.68
47	5/25/2009	11.09
48	6/25/2009	11.22
49	7/25/2009	11.59
50	8/25/2009	11.21
51	9/25/2009	11.21
52	10/25/2009	11.58
53	11/25/2009	11.24
54	12/25/2009	11.64
55	1/25/2010	11.26
56	2/25/2010	11.26
57	3/25/2010	12.46
58	4/25/2010	11.27
59	5/25/2010	11.68
60	6/25/2010	11.32
61	7/25/2010	11.70
62	8/25/2010	11.32
63	9/25/2010	11.31
64	10/25/2010	11.69
65	11/25/2010	11.32
66	12/25/2010	11.70
67	1/25/2011	11.32
68	2/25/2011	11.31
69	3/25/2011	12.52
70	4/25/2011	11.31
71	5/25/2011	11.69
72	6/25/2011	11.32
73	7/25/2011	11.69
74	8/25/2011	11.31
75	9/25/2011	11.31
76	10/25/2011	11.69
77	11/25/2011	11.31
78	12/25/2011	11.69
79	1/25/2012	11.31
80	2/25/2012	11.31
81	3/25/2012	12.08
82	4/25/2012	11.30
83	5/25/2012	11.68
84	6/25/2012	11.30
85	7/25/2012	11.67
86	8/25/2012	11.29
87	9/25/2012	11.29

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*Includes Cap Proceeds

Class M & Class B Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
1	7/25/2005	NA
2	8/25/2005	10.50
3	9/25/2005	10.50
4	10/25/2005	10.50
5	11/25/2005	10.50
6	12/25/2005	10.50
7	1/25/2006	10.50
8	2/25/2006	10.50
9	3/25/2006	10.50
10	4/25/2006	10.50
11	5/25/2006	10.50
12	6/25/2006	10.50
13	7/25/2006	10.50
14	8/25/2006	10.50
15	9/25/2006	10.50
16	10/25/2006	10.50
17	11/25/2006	10.50
18	12/25/2006	10.50
19	1/25/2007	10.50
20	2/25/2007	10.50
21	3/25/2007	10.50
22	4/25/2007	10.50
23	5/25/2007	10.50
24	6/25/2007	10.50
25	7/25/2007	10.50
26	8/25/2007	10.50
27	9/25/2007	10.50
28	10/25/2007	10.50
29	11/25/2007	10.50
30	12/25/2007	10.50
31	1/25/2008	10.50
32	2/25/2008	10.50
33	3/25/2008	10.50
34	4/25/2008	10.50
35	5/25/2008	10.50
36	6/25/2008	10.50
37	7/25/2008	10.50
38	8/25/2008	10.50
39	9/25/2008	10.50
40	10/25/2008	10.50
41	11/25/2008	10.50
42	12/25/2008	11.16
43	1/25/2009	10.79
44	2/25/2009	10.79
45	3/25/2009	11.94

Class M & Class B Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
46	4/25/2009	10.79
47	5/25/2009	11.21
48	6/25/2009	11.36
49	7/25/2009	11.73
50	8/25/2009	11.35
51	9/25/2009	11.34
52	10/25/2009	11.72
53	11/25/2009	11.36
54	12/25/2009	11.77
55	1/25/2010	11.38
56	2/25/2010	11.38
57	3/25/2010	12.59
58	4/25/2010	11.38
59	5/25/2010	11.78
60	6/25/2010	11.41
61	7/25/2010	11.79
62	8/25/2010	11.40
63	9/25/2010	11.40
64	10/25/2010	11.78
65	11/25/2010	11.40
66	12/25/2010	11.77
67	1/25/2011	11.39
68	2/25/2011	11.39
69	3/25/2011	12.60
70	4/25/2011	11.38
71	5/25/2011	11.76
72	6/25/2011	11.38
73	7/25/2011	11.75
74	8/25/2011	11.37
75	9/25/2011	11.36
76	10/25/2011	11.74
77	11/25/2011	11.36
78	12/25/2011	11.73
79	1/25/2012	11.35
80	2/25/2012	11.35
81	3/25/2012	12.12
82	4/25/2012	11.34
83	5/25/2012	11.71
84	6/25/2012	11.33
85	7/25/2012	11.71
86	8/25/2012	11.32
87	9/25/2012	11.32

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*Includes Cap Proceeds

Excess Spread

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)
1	354	3.2163	3.5919	354	45	483	4.1919	4.2786	441
2	294	3.3852	3.6981	277	46	445	4.1974	4.3013	394
3	294	3.5690	3.7953	258	47	457	4.2019	4.3233	410
4	305	3.5950	3.8511	268	48	445	4.2074	4.3485	402
5	293	3.7175	3.9087	243	49	458	4.3129	4.3728	407
6	305	3.9127	3.9553	237	50	445	4.3210	4.3807	390
7	292	3.8291	3.9743	231	51	445	4.3291	4.3894	390
8	292	3.9620	3.9972	218	52	458	4.3367	4.3956	405
9	327	3.9182	3.9987	262	53	446	4.3454	4.4029	390
10	290	3.9265	4.0135	220	54	458	4.3524	4.4108	409
11	302	4.0025	4.0336	226	55	446	4.3595	4.4174	392
12	289	4.0231	4.0436	210	56	446	4.3677	4.4187	391
13	301	3.9482	4.0535	230	57	484	4.3735	4.4200	440
14	288	3.9771	4.0834	213	58	447	4.3808	4.4217	392
15	287	4.0059	4.1105	210	59	461	4.3871	4.4221	409
16	299	4.0350	4.1365	220	60	449	4.3941	4.4232	393
17	286	4.0634	4.1659	203	61	462	4.3680	4.4227	412
18	297	4.0887	4.1908	214	62	450	4.3746	4.4284	396
19	284	4.1173	4.2177	197	63	450	4.3799	4.4342	395
20	284	4.1448	4.2152	194	64	463	4.3846	4.4380	412
21	320	4.1678	4.2104	233	65	451	4.3905	4.4433	396
22	286	4.1950	4.2039	192	66	463	4.3952	4.4485	414
23	329	4.2208	4.1937	235	67	451	4.4003	4.4531	397
24	423	4.2448	4.1832	323	68	452	4.4053	4.4567	397
25	434	4.1024	4.1687	352	69	489	4.4091	4.4609	446
26	421	4.1151	4.1820	334	70	453	4.4145	4.4649	397
27	419	4.1268	4.1935	332	71	465	4.4194	4.4681	414
28	431	4.1391	4.2047	345	72	453	4.4235	4.4720	399
29	418	4.1512	4.2170	334	73	466	4.4228	4.4748	416
30	447	4.1624	4.2279	400	74	454	4.4275	4.4800	399
31	433	4.1742	4.2404	382	75	455	4.4314	4.4830	400
32	432	4.1858	4.2359	380	76	468	4.4349	4.4860	416
33	456	4.1964	4.2302	409	77	456	4.4390	4.4906	400
34	430	4.2078	4.2244	375	78	469	4.4425	4.4931	418
35	447	4.2184	4.2167	395	79	457	4.4473	4.4968	402
36	437	4.2303	4.2089	379	80	458	4.4502	4.4993	402
37	448	4.1471	4.1989	403	81	482	4.4527	4.5016	435
38	438	4.1530	4.2046	388	82	459	4.4572	4.5044	403
39	441	4.1594	4.2114	391	83	471	4.4596	4.5064	420
40	455	4.1648	4.2156	407	84	460	4.4628	4.5087	405
41	443	4.1705	4.2209	392	85	473	4.4616	4.5104	422
42	457	4.1762	4.2260	411	86	461	4.4642	4.5135	406
43	445	4.1817	4.2317	395	87	NA	4.4668	4.5159	407
44	445	4.1880	4.2530	394					

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL

Number of Mortgage Loans:	8,554	Index Type:	
Aggregate Principal Balance:	$1,459,858,597	6 Month LIBOR:	82.44%
Conforming Principal Balance Loans:	$1,165,685,894	Fixed Rate:	17.56%
Average Principal Balance:	$170,664	W.A. Initial Periodic Cap:	2.039%
Range:	$7,286 - $810,413	W.A. Subsequent Periodic Cap:	1.317%
W.A. Coupon:	7.167%	W.A. Lifetime Rate Cap:	6.749%
Range:	4.500% - 13.750%	Property Type:	
W.A. Gross Margin:	5.666%	Single Family:	72.12%
Range:	2.750% - 9.990%	PUD:	15.00%
W.A. Remaining Term (Months):	352	2-4 Family:	6.22%
Range:	97 - 360	Condo:	6.66%
W.A. Seasoning (Months):	1		
Latest Maturity Date:	June 1,2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	94.96%
California:	39.67%	Investment:	4.24%
Florida:	9.15%	Second Home:	0.80%
New York:	4.48%	Documentation Status:	
Texas:	4.19%	Full:	53.83%
Illinois:	4.15%	Stated:	45.93%
W.A. Original Combined LTV:	80.96%	Limited:	0.13%
Range:	12.00% - 100.00%	None:	0.10%
First Liens:	95.74%	Non-Zero W.A. Prepayment Penalty (Months):	26
Second Liens:	4.26%	Loans with Prepay Penalties:	77.91%
Non-Balloon Loans:	98.30%	Interest Only Loans:	27.21%
Non-Zero W.A. FICO Score:	629		

DESCRIPTION OF THE TOTAL COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
New Century	5,187	932,742,991	63.89	7.172	621	80.41
Mortgage Investment Lending Associates (MILA)	1,137	132,637,587	9.09	7.482	636	83.85
Chapel Funding	418	77,702,646	5.32	7.308	654	81.00
Other	1,812	316,775,373	21.70	6.987	642	81.35
Total:	**8,554**	**1,459,858,597**	**100.00**	**7.167**	**629**	**80.96**

Product

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
ARM - 1 Year/6 Month	3	483,121	0.03	8.090	632	91.50
ARM - 2 Year/6 Month	4,265	766,381,659	52.50	7.276	611	80.56
ARM - 2 Year/6 Month B30/40	3	708,838	0.05	6.948	626	77.93
ARM - 2 Year/6 Month IO	1,323	345,150,661	23.64	6.639	656	81.90
ARM - 3 Year/6 Month	189	33,216,953	2.28	7.170	629	80.92
ARM - 3 Year/6 Month IO	176	40,084,942	2.75	6.573	659	82.71
ARM - 5 Year/6 Month	30	5,958,466	0.41	6.661	668	76.97
ARM - 5 Year/6 Month IO	37	8,268,287	0.57	6.297	679	80.47
ARM - 6 Month	20	2,935,580	0.20	7.004	625	84.88
ARM - 6 Month IO	2	250,796	0.02	6.299	644	76.00
Balloon - 15/30	401	24,088,645	1.65	10.183	667	98.87
Fixed - 10 Year	7	384,107	0.03	7.319	584	62.68
Fixed - 15 Year	167	13,758,838	0.94	7.625	633	71.69
Fixed - 20 Year	374	17,124,513	1.17	9.061	633	86.37
Fixed - 25 Year	1	60,746	0.00	9.000	588	95.00
Fixed - 30 Year	1,542	197,514,360	13.53	7.287	636	78.72
Fixed - 30 Year IO	14	3,488,085	0.24	6.556	663	75.44
Total:	**8,554**	**1,459,858,597**	**100.00**	**7.167**	**629**	**80.96**

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance at Origination

Principal Balance at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	832	26,963,232	1.85	10.442	640	96.31
50,000.01 - 100,000.00	2,020	153,551,960	10.52	8.242	619	83.42
100,000.01 - 150,000.00	1,776	220,501,285	15.10	7.371	619	80.25
150,000.01 - 200,000.00	1,232	215,528,646	14.76	7.102	618	79.19
200,000.01 - 250,000.00	812	182,788,857	12.52	7.050	624	78.79
250,000.01 - 300,000.00	683	187,145,585	12.82	6.856	630	80.43
300,000.01 - 350,000.00	433	140,395,546	9.62	6.772	636	80.74
350,000.01 - 400,000.00	321	119,757,516	8.20	6.773	643	81.42
400,000.01 - 450,000.00	191	81,215,899	5.56	6.810	643	81.99
450,000.01 - 500,000.00	146	69,552,351	4.76	6.673	646	82.43
500,000.01 - 550,000.00	50	26,262,936	1.80	6.584	643	82.49
550,000.01 - 600,000.00	32	18,468,957	1.27	6.502	650	81.83
600,000.01 - 650,000.00	12	7,569,950	0.52	6.368	650	80.59
650,000.01 - 700,000.00	5	3,405,348	0.23	6.520	650	79.68
700,000.01 - 750,000.00	6	4,404,446	0.30	6.858	648	77.23
750,000.01 - 800,000.00	2	1,535,668	0.11	6.472	672	79.90
800,000.01 - 850,000.00	1	810,413	0.06	6.990	647	85.00
Total:	**8,554**	**1,459,858,597**	**100.00**	**7.167**	**629**	**80.96**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	834	27,043,460	1.85	10.436	640	96.23
50,000.01 - 100,000.00	2,019	153,571,582	10.52	8.240	619	83.43
100,000.01 - 150,000.00	1,776	220,551,427	15.11	7.371	619	80.23
150,000.01 - 200,000.00	1,233	215,778,125	14.78	7.101	618	79.20
200,000.01 - 250,000.00	811	182,639,374	12.51	7.051	624	78.81
250,000.01 - 300,000.00	682	186,895,599	12.80	6.856	630	80.42
300,000.01 - 350,000.00	435	141,095,193	9.66	6.774	636	80.76
350,000.01 - 400,000.00	319	119,057,869	8.16	6.771	643	81.40
400,000.01 - 450,000.00	191	81,215,899	5.56	6.810	643	81.99
450,000.01 - 500,000.00	146	69,552,351	4.76	6.673	646	82.43
500,000.01 - 550,000.00	50	26,262,936	1.80	6.584	643	82.49
550,000.01 - 600,000.00	32	18,468,957	1.27	6.502	650	81.83
600,000.01 - 650,000.00	12	7,569,950	0.52	6.368	650	80.59
650,000.01 - 700,000.00	5	3,405,348	0.23	6.520	650	79.68
700,000.01 - 750,000.00	6	4,404,446	0.30	6.858	648	77.23
750,000.01 - 800,000.00	2	1,535,668	0.11	6.472	672	79.90
800,000.01 - 850,000.00	1	810,413	0.06	6.990	647	85.00
Total:	**8,554**	**1,459,858,597**	**100.00**	**7.167**	**629**	**80.96**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
61 - 120	7	384,107	0.03	7.319	584	62.68
121 - 180	570	38,089,806	2.61	9.235	655	88.89
181 - 240	375	17,204,174	1.18	9.064	633	86.34
241 - 300	3	213,597	0.01	9.866	549	86.62
301 - 360	7,599	1,403,966,912	96.17	7.087	628	80.68
Total:	**8,554**	**1,459,858,597**	**100.00**	**7.167**	**629**	**80.96**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	7	1,809,075	0.12	4.944	669	76.16
5.000 - 5.499	104	26,934,843	1.85	5.298	677	78.12
5.500 - 5.999	705	172,928,251	11.85	5.819	661	76.21
6.000 - 6.499	1,030	228,898,943	15.68	6.246	648	78.11
6.500 - 6.999	1,697	361,861,254	24.79	6.749	640	80.19
7.000 - 7.499	1,067	193,731,163	13.27	7.230	620	81.21
7.500 - 7.999	1,171	206,185,881	14.12	7.721	605	82.23
8.000 - 8.499	569	82,880,962	5.68	8.231	592	83.20
8.500 - 8.999	564	77,906,173	5.34	8.721	580	83.93
9.000 - 9.499	285	28,261,447	1.94	9.226	581	85.44
9.500 - 9.999	411	32,108,172	2.20	9.754	613	89.55
10.000 - 10.499	270	16,447,191	1.13	10.242	646	94.38
10.500 - 10.999	210	12,293,981	0.84	10.744	634	96.09
11.000 - 11.499	231	9,465,003	0.65	11.233	632	98.54
11.500 - 11.999	140	5,777,175	0.40	11.755	609	98.28
12.000 - 12.499	36	954,235	0.07	12.256	602	96.46
12.500 - 12.999	53	1,199,858	0.08	12.902	578	99.07
13.500 - 13.999	4	214,991	0.01	13.640	627	92.66
Total:	**8,554**	**1,459,858,597**	**100.00**	**7.167**	**629**	**80.96**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	207	28,669,193	1.96	6.870	604	41.24
50.01 - 55.00	90	15,347,635	1.05	6.746	603	53.00
55.01 - 60.00	143	23,584,330	1.62	6.732	607	58.22
60.01 - 65.00	249	48,003,361	3.29	6.904	600	63.41
65.01 - 70.00	316	63,595,603	4.36	7.023	598	68.70
70.01 - 75.00	478	94,898,904	6.50	7.004	603	73.75
75.01 - 80.00	3,283	633,055,096	43.36	6.788	643	79.77
80.01 - 85.00	876	171,007,864	11.71	7.281	599	84.44
85.01 - 90.00	1,113	214,159,470	14.67	7.367	627	89.61
90.01 - 95.00	475	88,329,797	6.05	7.470	646	94.73
95.01 - 100.00	1,324	79,207,344	5.43	9.865	660	99.92
Total:	**8,554**	**1,459,858,597**	**100.00**	**7.167**	**629**	**80.96**

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1-499	1	52,176	0.00	10.375	492	80.00
500-524	370	62,383,812	4.27	8.361	513	73.93
525-549	504	83,853,987	5.74	7.889	537	76.14
550-574	829	131,729,981	9.02	7.677	562	78.99
575-599	1,168	177,958,611	12.19	7.334	588	80.25
600-624	1,398	234,221,029	16.04	7.031	612	81.57
625-649	1,456	243,533,972	16.68	7.050	637	82.40
650-674	1,195	211,915,327	14.52	6.961	662	82.31
675-699	741	139,054,574	9.53	6.858	686	83.39
700-724	417	79,809,438	5.47	6.635	710	81.16
725-749	262	53,512,390	3.67	6.745	736	82.66
750-774	132	26,256,102	1.80	6.677	760	81.65
775-799	74	14,152,126	0.97	6.722	783	80.18
800-824	7	1,425,071	0.10	6.648	809	79.63
Total:	**8,554**	**1,459,858,597**	**100.00**	**7.167**	**629**	**80.96**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	2,336	579,131,658	39.67	6.833	640	79.43
Florida	914	133,588,335	9.15	7.486	623	82.00
New York	250	65,376,323	4.48	6.925	630	77.39
Texas	683	61,108,789	4.19	7.645	617	82.09
Illinois	379	60,524,915	4.15	7.392	625	83.81
Arizona	319	47,862,093	3.28	7.077	620	82.48
Nevada	246	46,681,588	3.20	7.087	637	81.20
New Jersey	168	39,977,306	2.74	7.310	606	78.37
Washington	213	31,576,666	2.16	7.161	624	82.38
Michigan	287	30,807,296	2.11	7.810	622	83.41
Maryland	160	29,597,231	2.03	7.223	613	81.00
Massachusetts	129	28,500,890	1.95	7.246	611	78.04
Ohio	257	26,704,769	1.83	7.921	611	85.66
Colorado	182	26,102,692	1.79	7.189	628	83.12
Virginia	107	20,321,169	1.39	7.469	622	81.09
Oregon	134	18,530,434	1.27	6.972	634	82.51
Minnesota	117	18,486,233	1.27	7.015	635	82.88
Georgia	135	16,982,787	1.16	7.911	613	83.90
Pennsylvania	142	16,594,278	1.14	7.726	602	83.14
Hawaii	49	13,406,077	0.92	6.583	655	79.26
Tennessee	132	12,695,301	0.87	7.633	612	84.51
Missouri	137	12,318,905	0.84	7.833	608	84.34
Indiana	139	11,694,158	0.80	7.709	616	85.52
North Carolina	105	11,297,649	0.77	7.756	611	83.22
Connecticut	57	10,867,551	0.74	7.352	625	83.95
Utah	66	8,141,923	0.56	7.130	632	84.00
Wisconsin	71	7,814,655	0.54	7.890	621	83.06
Kentucky	80	7,545,641	0.52	7.451	621	84.56
South Carolina	59	6,374,710	0.44	7.819	606	82.37
New Mexico	48	5,753,004	0.39	7.687	632	84.05

*Geographic Distribution continued on the next page

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Rhode Island	28	5,688,500	0.39	7.321	638	82.59
New Hampshire	28	5,118,762	0.35	7.230	601	80.60
Oklahoma	54	5,008,698	0.34	7.737	612	84.60
Maine	30	4,612,362	0.32	7.182	601	80.92
Louisiana	38	4,298,845	0.29	7.757	614	85.95
Iowa	48	4,054,759	0.28	8.312	604	84.50
Idaho	40	3,857,725	0.26	7.573	609	80.89
Nebraska	29	3,033,238	0.21	7.363	635	80.53
District of Columbia	14	2,934,198	0.20	7.160	638	82.28
Arkansas	26	2,887,922	0.20	7.464	616	84.00
Alabama	29	2,877,439	0.20	8.601	573	85.11
Kansas	31	2,375,640	0.16	8.446	591	83.05
Alaska	13	2,162,219	0.15	7.112	635	80.85
Mississippi	16	1,477,954	0.10	8.026	612	90.09
Montana	9	1,003,852	0.07	8.272	606	88.61
Wyoming	5	568,508	0.04	7.230	629	84.61
Delaware	3	554,963	0.04	7.628	626	81.14
South Dakota	6	434,840	0.03	8.077	657	87.61
West Virginia	4	384,443	0.03	8.581	635	84.55
North Dakota	2	158,702	0.01	6.553	598	82.90
Total:	**8,554**	**1,459,858,597**	**100.00**	**7.167**	**629**	**80.96**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	8,063	1,386,245,608	94.96	7.143	628	80.90
Investment	424	61,945,327	4.24	7.633	651	82.11
Second Home	67	11,667,662	0.80	7.541	647	82.63
Total:	**8,554**	**1,459,858,597**	**100.00**	**7.167**	**629**	**80.96**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full	4,993	785,881,358	53.83	6.993	614	80.73
Stated Documentation	3,544	670,573,055	45.93	7.370	646	81.19
Limited	7	1,872,795	0.13	7.353	686	91.07
No Documentation	10	1,531,389	0.10	7.518	712	84.29
Total:	**8,554**	**1,459,858,597**	**100.00**	**7.167**	**629**	**80.96**

DESCRIPTION OF THE TOTAL COLLATERAL

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Refinance - Cashout	3,682	700,386,127	47.98	7.077	610	78.23
Purchase	4,370	678,121,351	46.45	7.275	650	83.75
Refinance - Rate Term	502	81,351,119	5.57	7.045	620	81.16
Total:	**8,554**	**1,459,858,597**	**100.00**	**7.167**	**629**	**80.96**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family Residence	6,282	1,052,837,949	72.12	7.179	626	80.72
PUD	1,268	218,916,873	15.00	7.105	630	81.79
Condo	615	97,298,163	6.66	7.174	640	81.60
2-4 Family	389	90,805,612	6.22	7.165	644	81.01
Total:	**8,554**	**1,459,858,597**	**100.00**	**7.167**	**629**	**80.96**

DESCRIPTION OF THE TOTAL COLLATERAL

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
July 2005	2	136,938	0.01	9.047	556	77.12
September 2005	2	250,796	0.02	6.299	644	76.00
October 2005	3	531,041	0.04	7.342	652	89.02
November 2005	16	2,241,512	0.19	6.932	617	84.31
December 2005	3	293,028	0.02	8.080	595	82.20
February 2006	2	304,436	0.03	8.217	604	92.38
March 2006	1	178,685	0.01	7.875	680	90.00
April 2006	1	395,654	0.03	7.900	532	72.73
November 2006	1	117,473	0.01	8.350	617	100.00
December 2006	9	1,320,843	0.11	6.954	642	81.16
January 2007	53	9,053,523	0.75	6.572	634	80.22
February 2007	46	9,053,833	0.75	6.498	653	82.27
March 2007	500	92,810,338	7.71	6.784	628	80.75
April 2007	1,187	254,536,072	21.15	6.913	630	80.68
May 2007	3,620	715,991,638	59.50	7.178	622	81.06
June 2007	170	28,694,845	2.38	7.328	630	81.95
December 2007	1	276,000	0.02	6.500	668	80.00
January 2008	4	969,088	0.08	6.431	670	77.81
February 2008	6	1,407,127	0.12	6.761	648	80.73
March 2008	34	5,918,118	0.49	6.748	660	81.49
April 2008	110	23,164,068	1.92	6.762	648	81.20
May 2008	201	39,542,145	3.29	6.905	642	82.76
June 2008	9	2,025,350	0.17	7.165	631	77.28
January 2010	2	367,296	0.03	6.505	688	76.28
February 2010	6	636,679	0.05	6.794	678	77.78
March 2010	24	5,436,343	0.45	6.333	668	79.62
April 2010	9	2,499,931	0.21	6.350	667	79.38
May 2010	20	4,116,474	0.34	6.628	683	77.65
June 2010	6	1,170,032	0.10	6.362	687	81.68
Total:	**6,048**	**1,203,439,302**	**100.00**	**7.057**	**627**	**81.02**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.500 - 2.999	2	263,080	0.02	5.920	614	80.00
3.000 - 3.499	15	3,836,612	0.32	5.390	657	82.00
3.500 - 3.999	59	12,100,253	1.01	5.790	657	78.82
4.000 - 4.499	290	57,890,837	4.81	6.143	653	80.23
4.500 - 4.999	273	57,222,165	4.75	6.438	649	80.12
5.000 - 5.499	740	150,640,060	12.52	6.913	633	80.94
5.500 - 5.999	3,357	674,213,492	56.02	7.051	624	81.72
6.000 - 6.499	614	122,754,279	10.20	7.552	606	79.87
6.500 - 6.999	382	69,707,805	5.79	7.521	620	77.59
7.000 - 7.499	177	36,028,820	2.99	7.417	646	81.23
7.500 - 7.999	82	12,603,880	1.05	8.366	613	82.12
8.000 - 8.499	41	4,930,653	0.41	8.888	585	84.55
8.500 - 8.999	13	1,021,124	0.08	10.158	572	85.43
9.000 - 9.499	2	174,255	0.01	10.104	626	80.00
9.500 - 9.999	1	51,986	0.00	12.150	568	80.00
Total:	**6,048**	**1,203,439,302**	**100.00**	**7.057**	**627**	**81.02**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
8.000 - 8.499	1	83,854	0.01	6.700	520	70.00
10.500 - 10.999	16	3,243,724	0.27	5.656	671	78.78
11.000 - 11.499	45	12,678,922	1.05	5.434	687	79.65
11.500 - 11.999	172	40,746,183	3.39	5.789	663	79.08
12.000 - 12.499	317	77,200,020	6.41	6.013	664	78.70
12.500 - 12.999	712	170,952,431	14.21	6.289	653	78.79
13.000 - 13.499	794	179,129,293	14.88	6.467	640	79.64
13.500 - 13.999	1,157	248,297,625	20.63	6.876	631	81.50
14.000 - 14.499	800	147,924,705	12.29	7.327	619	82.25
14.500 - 14.999	859	156,820,317	13.03	7.787	602	82.72
15.000 - 15.499	425	64,671,113	5.37	8.282	588	83.24
15.500 - 15.999	404	61,730,792	5.13	8.749	579	84.10
16.000 - 16.499	167	19,896,457	1.65	9.224	562	82.25
16.500 - 16.999	122	14,404,880	1.20	9.744	553	80.80
17.000 - 17.499	35	3,713,758	0.31	10.211	573	82.82
17.500 - 17.999	16	1,507,222	0.13	10.654	541	70.80
18.000 - 18.499	4	294,850	0.02	11.249	534	75.72
18.500 - 18.999	1	91,171	0.01	11.550	506	60.00
19.000 - 19.499	1	51,986	0.00	12.150	568	80.00
Total:	**6,048**	**1,203,439,302**	**100.00**	**7.057**	**627**	**81.02**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.500 - 3.999	6	765,602	0.06	5.335	660	73.89
4.000 - 4.499	30	6,288,912	0.52	5.852	664	82.27
4.500 - 4.999	54	10,076,410	0.84	6.001	652	78.38
5.000 - 5.499	185	41,820,980	3.48	5.817	660	78.60
5.500 - 5.999	533	129,890,099	10.79	5.870	654	78.45
6.000 - 6.499	821	190,229,598	15.81	6.300	648	79.48
6.500 - 6.999	1,352	300,546,047	24.97	6.765	641	80.84
7.000 - 7.499	869	166,012,915	13.79	7.245	621	81.76
7.500 - 7.999	923	173,793,943	14.44	7.730	605	82.70
8.000 - 8.499	456	71,507,825	5.94	8.239	590	83.33
8.500 - 8.999	441	68,515,131	5.69	8.718	575	83.75
9.000 - 9.499	182	21,858,939	1.82	9.220	563	83.13
9.500 - 9.999	137	16,046,076	1.33	9.722	561	81.66
10.000 - 10.499	37	4,141,596	0.34	10.215	568	81.15
10.500 - 10.999	15	1,457,210	0.12	10.627	543	70.82
11.000 - 11.499	5	344,862	0.03	11.278	530	74.89
11.500 - 11.999	1	91,171	0.01	11.550	506	60.00
12.000 - 12.499	1	51,986	0.00	12.150	568	80.00
Total:	**6,048**	**1,203,439,302**	**100.00**	**7.057**	**627**	**81.02**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	31	5,176,060	0.43	7.181	601	82.17
1.500	3,769	756,994,909	62.90	7.152	618	81.09
2.000	56	11,918,236	0.99	7.230	635	77.98
3.000	2,190	428,859,753	35.64	6.883	642	80.97
5.000	2	490,343	0.04	6.295	644	80.00
Total:	**6,048**	**1,203,439,302**	**100.00**	**7.057**	**627**	**81.02**

*ARM Loans Only

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	2,253	440,752,741	36.62	6.883	641	80.99
1.500	3,795	762,686,562	63.38	7.157	618	81.04
Total:	**6,048**	**1,203,439,302**	**100.00**	**7.057**	**627**	**81.02**

*ARM Loans Only

Lifetime Periodic Rate Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000 - 1.499	1	83,854	0.01	6.700	520	70.00
4.000 - 4.499	1	79,661	0.01	9.750	521	79.99
4.500 - 4.999	5	880,517	0.07	7.360	600	81.94
5.000 - 5.499	20	4,530,350	0.38	5.903	677	79.94
5.500 - 5.999	3	669,166	0.06	6.242	640	77.71
6.000 - 6.499	1,276	265,148,555	22.03	6.810	642	80.31
6.500 - 6.999	194	49,853,556	4.14	6.699	644	80.01
7.000 - 7.499	4,548	882,193,644	73.31	7.157	621	81.30
Total:	**6,048**	**1,203,439,302**	**100.00**	**7.057**	**627**	**81.02**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	2,237	322,474,117	22.09	7.612	620	81.79
6	2	156,773	0.01	9.283	669	90.00
12	313	75,315,140	5.16	7.097	635	79.07
24	4,527	835,243,397	57.21	7.081	629	81.76
30	1	201,075	0.01	6.490	620	67.33
36	1,473	226,399,274	15.51	6.875	639	77.48
60	1	68,821	0.00	6.750	576	75.82
Total:	**8,554**	**1,459,858,597**	**100.00**	**7.167**	**629**	**80.96**

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY – GROUP I POOL

Number of Mortgage Loans:	6,053	Index Type:	
Aggregate Principal Balance:	$819,591,715	6 Month LIBOR:	80.00%
Conforming Principal Balance Loans:	$819,591,715	Fixed Rate:	20.00%
Average Principal Balance:	$135,403	W.A. Initial Periodic Cap:	1.941%
Range:	$7,286 - $630,000	W.A. Subsequent Periodic Cap:	1.349%
W.A. Coupon:	7.369%	W.A. Lifetime Rate Cap:	6.808%
Range:	4.500% - 13.500%	Property Type:	
W.A. Gross Margin:	5.702%	Single Family:	73.78%
Range:	2.970% - 9.990%	PUD:	13.23%
W.A. Remaining Term (Months):	351	2-4 Family:	6.31%
Range:	97 - 360	Condo:	6.68%
W.A. Seasoning (Months):	1		
Latest Maturity Date:	June 1, 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	92.04%
California:	28.99%	Investment:	6.84%
Florida:	10.25%	Second Home:	1.12%
Texas:	5.77%	Documentation Status:	
Illinois:	4.51%	Full:	61.69%
New York:	3.93%	Stated:	38.16%
W.A. Original Combined LTV:	80.14%	Limited:	0.05%
Range:	17.44% - 100.00%	None:	0.10%
First Liens:	95.17%	Non-Zero W.A.Prepayment Penalty (Months):	26
Second Liens:	4.83%	Loans with Prepay Penalties:	76.54%
Non-Balloon Loans:	98.44%	Interest Only Loans:	15.48%
Non-Zero W.A. FICO Score:	614		

DESCRIPTION OF THE GROUP I COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
New Century	3,792	569,451,691	69.48	7.314	609	79.48
Mortgage Investment Lending Associates (MILA)	874	76,812,159	9.37	7.823	626	84.18
Other	1,387	173,327,865	21.15	7.349	622	80.50
Total:	**6,053**	**819,591,715**	**100.00**	**7.369**	**614**	**80.14**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
ARM - 1 Year/6 Month	2	293,636	0.04	7.826	646	86.02
ARM - 2 Year/6 Month	3,377	504,995,889	61.62	7.391	600	79.60
ARM - 2 Year/6 Month IO	587	110,246,227	13.45	6.777	641	81.71
ARM - 3 Year/6 Month	155	21,999,672	2.68	7.348	610	80.57
ARM - 3 Year/6 Month IO	100	15,833,453	1.93	6.716	640	83.83
ARM - 6 Month	17	2,039,857	0.25	7.110	609	83.72
ARM - 6 Month IO	2	250,796	0.03	6.299	644	76.00
Balloon - 15/30	268	12,811,605	1.56	10.243	663	98.53
Fixed - 10 Year	7	384,107	0.05	7.319	584	62.68
Fixed - 15 Year	121	10,068,229	1.23	7.611	631	70.99
Fixed - 20 Year	324	14,198,759	1.73	8.970	629	84.80
Fixed - 25 Year	1	60,746	0.01	9.000	588	95.00
Fixed - 30 Year	1,088	125,842,714	15.35	7.403	632	78.69
Fixed - 30 Year IO	4	566,025	0.07	6.525	631	78.47
Total:	**6,053**	**819,591,715**	**100.00**	**7.369**	**614**	**80.14**

DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balance at Origination

Principal Balance at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	697	22,368,601	2.73	10.443	641	96.24
50,000.01 - 100,000.00	1,754	132,584,569	16.18	8.101	614	82.41
100,000.01 - 150,000.00	1,624	202,386,053	24.69	7.353	617	80.14
150,000.01 - 200,000.00	767	133,089,404	16.24	7.170	605	78.01
200,000.01 - 250,000.00	485	109,576,370	13.37	7.094	607	76.84
250,000.01 - 300,000.00	407	111,384,911	13.59	6.927	612	79.67
300,000.01 - 350,000.00	245	79,437,438	9.69	6.862	617	79.82
350,000.01 - 400,000.00	56	20,300,321	2.48	6.787	623	82.24
400,000.01 - 450,000.00	9	3,852,275	0.47	6.767	628	82.02
450,000.01 - 500,000.00	5	2,409,754	0.29	6.779	636	84.30
500,000.01 - 550,000.00	3	1,572,019	0.19	7.173	622	79.13
600,000.01 - 650,000.00	1	630,000	0.08	6.750	675	83.22
Total:	**6,053**	**819,591,715**	**100.00**	**7.369**	**614**	**80.14**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	699	22,448,829	2.74	10.436	641	96.14
50,000.01 - 100,000.00	1,753	132,604,191	16.18	8.099	614	82.41
100,000.01 - 150,000.00	1,624	202,436,195	24.70	7.353	617	80.12
150,000.01 - 200,000.00	767	133,139,150	16.24	7.170	605	78.03
200,000.01 - 250,000.00	485	109,626,619	13.38	7.095	607	76.89
250,000.01 - 300,000.00	406	111,134,924	13.56	6.927	612	79.65
300,000.01 - 350,000.00	246	79,787,380	9.74	6.865	616	79.85
350,000.01 - 400,000.00	55	19,950,378	2.43	6.774	625	82.19
400,000.01 - 450,000.00	9	3,852,275	0.47	6.767	628	82.02
450,000.01 - 500,000.00	5	2,409,754	0.29	6.779	636	84.30
500,000.01 - 550,000.00	3	1,572,019	0.19	7.173	622	79.13
600,000.01 - 650,000.00	1	630,000	0.08	6.750	675	83.22
Total:	**6,053**	**819,591,715**	**100.00**	**7.369**	**614**	**80.14**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
61 - 120	7	384,107	0.05	7.319	584	62.68
121 - 180	391	23,122,157	2.82	9.057	649	86.26
181 - 240	325	14,278,420	1.74	8.974	628	84.78
241 - 300	2	112,922	0.01	9.635	544	88.07
301 - 360	5,328	781,694,109	95.38	7.290	612	79.88
Total:	**6,053**	**819,591,715**	**100.00**	**7.369**	**614**	**80.14**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	5	1,073,163	0.13	4.942	683	77.76
5.000 - 5.499	60	10,569,302	1.29	5.317	664	73.10
5.500 - 5.999	374	73,050,423	8.91	5.827	650	73.49
6.000 - 6.499	647	112,996,525	13.79	6.250	633	76.53
6.500 - 6.999	1,064	180,391,397	22.01	6.754	625	78.73
7.000 - 7.499	775	115,245,432	14.06	7.236	608	80.44
7.500 - 7.999	888	129,247,655	15.77	7.727	597	81.26
8.000 - 8.499	476	59,078,407	7.21	8.233	584	81.89
8.500 - 8.999	475	59,749,853	7.29	8.720	573	82.78
9.000 - 9.499	245	22,109,715	2.70	9.226	578	84.85
9.500 - 9.999	323	24,343,897	2.97	9.744	605	87.89
10.000 - 10.499	197	10,962,588	1.34	10.239	637	92.85
10.500 - 10.999	152	7,864,995	0.96	10.747	627	95.18
11.000 - 11.499	180	6,664,155	0.81	11.231	629	98.09
11.500 - 11.999	109	4,213,295	0.51	11.761	608	98.23
12.000 - 12.499	33	868,465	0.11	12.254	605	96.17
12.500 - 12.999	47	1,067,433	0.13	12.911	578	99.07
13.500 - 13.999	3	95,014	0.01	13.500	613	99.86
Total:	**6,053**	**819,591,715**	**100.00**	**7.369**	**614**	**80.14**

DESCRIPTION OF THE GROUP I COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	171	23,250,897	2.84	6.912	601	41.05
50.01 - 55.00	75	12,278,240	1.50	6.868	596	52.79
55.01 - 60.00	123	18,750,938	2.29	6.831	604	58.26
60.01 - 65.00	205	36,126,372	4.41	6.991	589	63.36
65.01 - 70.00	258	45,382,521	5.54	7.123	590	68.68
70.01 - 75.00	397	69,206,935	8.44	7.068	596	73.72
75.01 - 80.00	1,981	274,279,390	33.47	7.037	620	79.62
80.01 - 85.00	693	112,686,604	13.75	7.436	591	84.39
85.01 - 90.00	853	132,646,442	16.18	7.482	623	89.53
90.01 - 95.00	323	45,070,942	5.50	7.601	642	94.65
95.01 - 100.00	974	49,912,435	6.09	9.992	654	99.89
Total:	**6,053**	**819,591,715**	**100.00**	**7.369**	**614**	**80.14**

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1-499	1	52,176	0.01	10.375	492	80.00
500-524	334	51,539,361	6.29	8.373	512	73.19
525-549	440	66,553,370	8.12	7.926	537	75.83
550-574	722	104,296,669	12.73	7.677	562	78.81
575-599	915	119,475,549	14.58	7.391	587	79.40
600-624	1,017	136,671,796	16.68	7.133	612	80.66
625-649	987	126,434,157	15.43	7.163	637	82.17
650-674	735	96,238,482	11.74	7.138	661	82.26
675-699	417	52,491,002	6.40	7.124	685	83.90
700-724	236	31,692,169	3.87	6.794	711	81.94
725-749	132	18,996,058	2.32	6.968	738	83.19
750-774	72	9,731,478	1.19	7.182	760	82.98
775-799	42	5,051,801	0.62	6.987	784	81.22
800-824	3	367,648	0.04	5.954	807	63.48
Total:	**6,053**	**819,591,715**	**100.00**	**7.369**	**614**	**80.14**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	1,204	237,604,625	28.99	6.969	619	76.26
Florida	684	83,968,579	10.25	7.574	613	81.42
Texas	582	47,331,401	5.77	7.754	614	82.07
Illinois	271	36,969,348	4.51	7.484	619	83.79
New York	158	32,199,604	3.93	7.126	607	74.46
Arizona	254	32,153,481	3.92	7.236	616	82.61
Michigan	253	24,603,043	3.00	7.834	617	82.76
New Jersey	116	24,293,750	2.96	7.506	582	77.29
Nevada	146	23,485,531	2.87	7.278	614	79.90
Ohio	233	22,466,042	2.74	8.015	610	85.13
Maryland	121	20,364,636	2.48	7.379	600	80.85
Washington	158	20,348,971	2.48	7.365	618	83.13
Massachusetts	88	17,964,129	2.19	7.303	598	77.36
Colorado	135	16,913,675	2.06	7.371	626	84.25
Pennsylvania	118	12,561,259	1.53	7.741	601	82.88
Minnesota	88	12,404,145	1.51	7.123	627	82.85
Oregon	98	11,875,700	1.45	7.083	628	82.89
Georgia	102	11,227,957	1.37	7.932	607	83.70
Indiana	127	10,759,722	1.31	7.686	613	85.36
Tennessee	116	10,341,038	1.26	7.755	606	84.90
Missouri	117	9,926,433	1.21	7.833	605	84.10
Virginia	66	9,851,001	1.20	7.666	599	80.55
North Carolina	90	9,044,000	1.10	7.824	605	82.85
Hawaii	29	7,287,182	0.89	6.575	639	78.70
Wisconsin	67	7,051,809	0.86	7.893	617	82.29
Utah	56	6,649,916	0.81	7.290	631	84.54
Kentucky	70	6,140,166	0.75	7.375	612	83.65
South Carolina	55	5,604,621	0.68	7.928	597	82.70
New Mexico	45	5,064,191	0.62	7.697	627	83.88

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Connecticut	37	4,973,418	0.61	7.439	607	79.34
Oklahoma	45	4,079,919	0.50	7.891	601	85.14
New Hampshire	21	3,885,123	0.47	7.043	609	81.41
Louisiana	33	3,561,421	0.43	7.919	611	86.78
Iowa	45	3,504,236	0.43	8.408	598	84.77
Maine	25	3,487,157	0.43	7.361	598	79.51
Idaho	35	3,160,502	0.39	7.609	606	79.62
Rhode Island	14	2,528,794	0.31	7.486	608	80.98
Nebraska	25	2,293,971	0.28	7.571	624	79.83
Kansas	30	2,215,640	0.27	8.475	587	83.27
Alabama	24	2,006,260	0.24	8.907	570	83.46
Arkansas	19	1,790,168	0.22	7.379	621	81.61
District of Columbia	8	1,317,960	0.16	7.465	621	77.88
Mississippi	15	1,189,754	0.15	8.062	616	88.90
Alaska	8	1,146,539	0.14	7.356	629	81.60
Montana	7	594,615	0.07	8.307	623	87.65
Wyoming	5	568,508	0.07	7.230	629	84.61
Delaware	2	319,136	0.04	7.243	590	70.90
South Dakota	5	269,363	0.03	8.431	617	86.14
North Dakota	1	135,718	0.02	5.800	589	80.00
West Virginia	2	107,555	0.01	10.407	566	91.94
Total:	**6,053**	**819,591,715**	**100.00**	**7.369**	**614**	**80.14**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	5,588	754,340,490	92.04	7.344	610	79.98
Investment	406	56,041,113	6.84	7.651	650	81.86
Second Home	59	9,210,111	1.12	7.727	639	82.76
Total:	**6,053**	**819,591,715**	**100.00**	**7.369**	**614**	**80.14**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full	3,824	505,637,741	61.69	7.186	603	79.99
Stated Documentation	2,221	312,734,900	38.16	7.667	629	80.37
No Documentation	6	786,301	0.10	7.097	732	82.46
Limited	2	432,772	0.05	6.305	690	82.58
Total:	**6,053**	**819,591,715**	**100.00**	**7.369**	**614**	**80.14**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Refinance - Cashout	3,119	532,929,622	65.02	7.172	604	77.82
Purchase	2,495	219,102,018	26.73	7.931	636	85.43
Refinance - Rate Term	439	67,560,075	8.24	7.101	617	81.21
Total:	**6,053**	**819,591,715**	**100.00**	**7.369**	**614**	**80.14**

DESCRIPTION OF THE GROUP I COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family Residence	4,529	604,695,579	73.78	7.378	610	79.75
PUD	824	108,402,601	13.23	7.353	618	82.21
Condo	434	54,786,818	6.68	7.426	621	81.32
2-4 Family	266	51,706,716	6.31	7.235	635	79.08
Total:	**6,053**	**819,591,715**	**100.00**	**7.369**	**614**	**80.14**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
July 2005	2	136,938	0.02	9.047	556	77.12
September 2005	2	250,796	0.04	6.299	644	76.00
October 2005	2	130,001	0.02	9.552	546	85.99
November 2005	14	1,746,829	0.27	6.947	611	83.97
December 2005	3	293,028	0.04	8.080	595	82.20
February 2006	1	114,951	0.02	7.750	593	79.83
March 2006	1	178,685	0.03	7.875	680	90.00
November 2006	1	117,473	0.02	8.350	617	100.00
December 2006	6	785,789	0.12	6.858	634	77.94
January 2007	41	5,352,685	0.82	6.672	629	78.22
February 2007	25	2,912,198	0.44	7.000	650	81.61
March 2007	354	48,585,458	7.41	7.074	613	79.56
April 2007	813	133,862,141	20.42	7.136	613	79.75
May 2007	2,595	407,204,406	62.11	7.351	604	80.08
June 2007	125	16,155,028	2.46	7.570	622	80.87
January 2008	2	420,075	0.06	7.082	615	75.31
February 2008	3	450,621	0.07	6.276	641	77.37
March 2008	26	3,589,610	0.55	6.934	638	81.34
April 2008	77	11,857,841	1.81	6.890	635	80.61
May 2008	141	20,599,877	3.14	7.248	613	83.59
June 2008	6	915,100	0.14	6.890	609	69.45
Total:	**4,240**	**655,659,529**	**100.00**	**7.269**	**608**	**80.11**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.500 - 2.999	1	47,776	0.01	7.250	626	80.00
3.000 - 3.499	8	1,230,021	0.19	5.423	668	82.47
3.500 - 3.999	31	4,243,757	0.65	5.833	637	76.92
4.000 - 4.499	168	23,738,069	3.62	6.288	642	80.00
4.500 - 4.999	156	23,951,064	3.65	6.572	631	79.76
5.000 - 5.499	504	77,401,828	11.81	7.105	614	79.71
5.500 - 5.999	2,418	386,690,045	58.98	7.191	609	80.92
6.000 - 6.499	459	74,952,178	11.43	7.740	589	78.89
6.500 - 6.999	275	38,231,677	5.83	7.863	591	74.49
7.000 - 7.499	103	13,287,627	2.03	8.105	605	80.50
7.500 - 7.999	68	7,669,232	1.17	8.774	607	82.83
8.000 - 8.499	33	2,968,890	0.45	9.506	574	83.30
8.500 - 8.999	13	1,021,124	0.16	10.158	572	85.43
9.000 - 9.499	2	174,255	0.03	10.104	626	80.00
9.500 - 9.999	1	51,986	0.01	12.150	568	80.00
Total:	**4,240**	**655,659,529**	**100.00**	**7.269**	**608**	**80.11**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
8.000 - 8.499	1	83,854	0.01	6.700	520	70.00
10.500 - 10.999	6	846,832	0.13	5.704	650	75.35
11.000 - 11.499	18	2,501,970	0.38	5.553	674	76.33
11.500 - 11.999	77	13,262,914	2.02	5.758	654	77.98
12.000 - 12.499	162	25,994,179	3.96	5.978	646	75.57
12.500 - 12.999	400	71,484,158	10.90	6.237	632	76.75
13.000 - 13.499	518	93,269,519	14.23	6.484	626	78.56
13.500 - 13.999	763	130,026,805	19.83	6.888	619	80.00
14.000 - 14.499	595	89,672,687	13.68	7.333	606	81.92
14.500 - 14.999	663	99,237,506	15.14	7.799	594	81.45
15.000 - 15.499	362	47,404,929	7.23	8.290	581	81.92
15.500 - 15.999	357	48,778,457	7.44	8.746	572	83.06
16.000 - 16.499	153	15,909,836	2.43	9.225	564	82.21
16.500 - 16.999	115	12,747,577	1.94	9.742	557	81.00
17.000 - 17.499	30	2,824,246	0.43	10.216	561	81.05
17.500 - 17.999	14	1,176,053	0.18	10.691	539	69.69
18.000 - 18.499	4	294,850	0.04	11.249	534	75.72
18.500 - 18.999	1	91,171	0.01	11.550	506	60.00
19.000 - 19.499	1	51,986	0.01	12.150	568	80.00
Total:	**4,240**	**655,659,529**	**100.00**	**7.269**	**608**	**80.11**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.500 - 3.999	6	765,602	0.12	5.335	660	73.89
4.000 - 4.499	20	2,969,613	0.45	5.765	665	80.59
4.500 - 4.999	34	5,042,801	0.77	5.979	641	77.39
5.000 - 5.499	121	19,821,266	3.02	6.040	642	75.68
5.500 - 5.999	283	51,086,531	7.79	5.927	638	76.55
6.000 - 6.499	510	90,852,582	13.86	6.334	630	78.46
6.500 - 6.999	828	142,079,590	21.67	6.789	624	79.44
7.000 - 7.499	626	96,615,118	14.74	7.258	606	81.20
7.500 - 7.999	702	107,026,343	16.32	7.736	597	81.44
8.000 - 8.499	379	49,981,420	7.62	8.240	582	82.00
8.500 - 8.999	384	52,824,939	8.06	8.719	568	82.60
9.000 - 9.499	167	17,743,418	2.71	9.221	564	83.17
9.500 - 9.999	128	13,984,162	2.13	9.721	564	81.40
10.000 - 10.499	32	3,252,084	0.50	10.220	556	79.16
10.500 - 10.999	13	1,126,041	0.17	10.657	540	69.68
11.000 - 11.499	5	344,862	0.05	11.278	530	74.89
11.500 - 11.999	1	91,171	0.01	11.550	506	60.00
12.000 - 12.499	1	51,986	0.01	12.150	568	80.00
Total:	**4,240**	**655,659,529**	**100.00**	**7.269**	**608**	**80.11**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	28	4,076,973	0.62	7.307	592	80.71
1.500	2,792	454,253,956	69.28	7.304	603	80.05
2.000	28	4,887,840	0.75	7.600	600	76.00
3.000	1,392	192,440,760	29.35	7.177	621	80.33
Total:	**4,240**	**655,659,529**	**100.00**	**7.269**	**608**	**80.11**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	1,428	197,971,596	30.19	7.177	621	80.39
1.500	2,812	457,687,933	69.81	7.309	603	79.98
Total:	**4,240**	**655,659,529**	**100.00**	**7.269**	**608**	**80.11**

*ARM Loans Only

Lifetime Periodic Rate Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000 - 1.499	1	83,854	0.01	6.700	520	70.00
4.000 - 4.499	1	79,661	0.01	9.750	521	79.99
4.500 - 4.999	4	511,620	0.08	7.476	605	79.84
5.000 - 5.499	7	1,144,943	0.17	5.974	671	75.46
5.500 - 5.999	2	378,353	0.06	6.543	634	75.95
6.000 - 6.499	772	112,810,826	17.21	7.094	616	79.22
6.500 - 6.999	95	17,257,265	2.63	7.003	624	78.20
7.000 - 7.499	3,358	523,393,008	79.83	7.318	606	80.37
Total:	**4,240**	**655,659,529**	**100.00**	**7.269**	**608**	**80.11**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	1,666	192,256,361	23.46	7.828	604	81.38
6	2	156,773	0.02	9.283	669	90.00
12	167	29,228,468	3.57	7.151	620	76.28
24	3,178	462,605,052	56.44	7.291	613	80.80
30	1	201,075	0.02	6.490	620	67.33
36	1,039	135,143,986	16.49	7.031	629	76.94
Total:	**6,053**	**819,591,715**	**100.00**	**7.369**	**614**	**80.14**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY – GROUP II POOL

Number of Mortgage Loans:	2,501	Index Type:	
Aggregate Principal Balance:	$640,266,882	6 Month LIBOR:	85.55%
Conforming Principal Balance Loans:	$346,094,179	Fixed Rate:	14.45%
Average Principal Balance:	$256,004	W.A. Initial Periodic Cap:	2.156%
Range:	$9,991 - $810,413	W.A. Subsequent Periodic Cap:	1.278%
W.A. Coupon:	6.909%	W.A. Lifetime Rate Cap:	6.678%
Range:	4.875% - 13.750%	Property Type:	
W.A. Gross Margin:	5.622%	Single Family:	69.99%
Range:	2.750% - 8.390%	PUD:	17.26%
W.A. Remaining Term (Months):	354	2-4 Family:	6.11%
Range:	174 - 360	Condo:	6.64%
W.A. Seasoning (Months):	2		
Latest Maturity Date:	June 1,2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	98.69%
California:	53.34%	Investment:	0.92%
Florida:	7.75%	Second Home:	0.38%
New York:	5.18%	Documentation Status:	
Illinois:	3.68%	Full:	43.77%
Nevada:	3.62%	Stated:	55.89%
W.A. Original Combined LTV:	82.01%	Limited:	0.22%
Range:	12.00% - 100.00%	None:	0.12%
First Liens:	96.48%	Non-Zero W.A. Prepayment Penalty (Months):	25
Second Liens:	3.52%	Loans with Prepay Penalties:	79.66%
Non-Balloon Loans:	98.13%	Interest Only Loans:	42.22%
Non-Zero W.A. FICO Score:	649		

DESCRIPTION OF THE GROUP II COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
New Century	1,395	363,291,300	56.74	6.948	640	81.87
MILA	263	55,825,428	8.72	7.014	649	83.41
Chapel Funding	194	50,400,013	7.87	7.085	674	81.88
Other	649	170,750,142	26.67	6.737	658	81.91
Total:	**2,501**	**640,266,882**	**100.00**	**6.909**	**649**	**82.01**

Product

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
ARM - 1 Year/6 Month	1	189,485	0.03	8.500	610	100.00
ARM - 2 Year/6 Month	888	261,385,769	40.82	7.055	631	82.41
ARM - 2 Year/6 Month B30/40	3	708,838	0.11	6.948	626	77.93
ARM - 2 Year/6 Month IO	736	234,904,434	36.69	6.574	664	81.98
ARM - 3 Year/6 Month	34	11,217,281	1.75	6.820	668	81.61
ARM - 3 Year/6 Month IO	76	24,251,489	3.79	6.480	671	81.97
ARM - 5 Year/6 Month	30	5,958,466	0.93	6.661	668	76.97
ARM - 5 Year/6 Month IO	37	8,268,287	1.29	6.297	679	80.47
ARM - 6 Month	3	895,723	0.14	6.764	661	87.52
Balloon - 15/30	133	11,277,040	1.76	10.114	672	99.26
Fixed - 15 Year	46	3,690,609	0.58	7.664	638	73.61
Fixed - 20 Year	50	2,925,754	0.46	9.503	657	93.95
Fixed - 30 Year	454	71,671,646	11.19	7.082	645	78.78
Fixed - 30 Year IO	10	2,922,060	0.46	6.563	670	74.85
Total:	**2,501**	**640,266,882**	**100.00**	**6.909**	**649**	**82.01**

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balance at Origination

Principal Balance at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	135	4,594,631	0.72	10.437	639	96.65
50,000.01 - 100,000.00	266	20,967,392	3.27	9.129	651	89.84
100,000.01 - 150,000.00	152	18,115,232	2.83	7.575	641	81.47
150,000.01 - 200,000.00	465	82,439,243	12.88	6.991	640	81.10
200,000.01 - 250,000.00	327	73,212,487	11.43	6.983	649	81.69
250,000.01 - 300,000.00	276	75,760,674	11.83	6.752	657	81.55
300,000.01 - 350,000.00	188	60,958,108	9.52	6.656	661	81.94
350,000.01 - 400,000.00	265	99,457,194	15.53	6.770	647	81.25
400,000.01 - 450,000.00	182	77,363,624	12.08	6.812	644	81.99
450,000.01 - 500,000.00	141	67,142,597	10.49	6.670	646	82.36
500,000.01 - 550,000.00	47	24,690,917	3.86	6.547	645	82.70
550,000.01 - 600,000.00	32	18,468,957	2.88	6.502	650	81.83
600,000.01 - 650,000.00	11	6,939,950	1.08	6.333	647	80.35
650,000.01 - 700,000.00	5	3,405,348	0.53	6.520	650	79.68
700,000.01 - 750,000.00	6	4,404,446	0.69	6.858	648	77.23
750,000.01 - 800,000.00	2	1,535,668	0.24	6.472	672	79.90
800,000.01 - 850,000.00	1	810,413	0.13	6.990	647	85.00
Total:	**2,501**	**640,266,882**	**100.00**	**6.909**	**649**	**82.01**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	135	4,594,631	0.72	10.437	639	96.65
50,000.01 - 100,000.00	266	20,967,392	3.27	9.129	651	89.84
100,000.01 - 150,000.00	152	18,115,232	2.83	7.575	641	81.47
150,000.01 - 200,000.00	466	82,638,975	12.91	6.989	640	81.10
200,000.01 - 250,000.00	326	73,012,755	11.40	6.985	649	81.70
250,000.01 - 300,000.00	276	75,760,674	11.83	6.752	657	81.55
300,000.01 - 350,000.00	189	61,307,813	9.58	6.655	661	81.96
350,000.01 - 400,000.00	264	99,107,490	15.48	6.770	647	81.24
400,000.01 - 450,000.00	182	77,363,624	12.08	6.812	644	81.99
450,000.01 - 500,000.00	141	67,142,597	10.49	6.670	646	82.36
500,000.01 - 550,000.00	47	24,690,917	3.86	6.547	645	82.70
550,000.01 - 600,000.00	32	18,468,957	2.88	6.502	650	81.83
600,000.01 - 650,000.00	11	6,939,950	1.08	6.333	647	80.35
650,000.01 - 700,000.00	5	3,405,348	0.53	6.520	650	79.68
700,000.01 - 750,000.00	6	4,404,446	0.69	6.858	648	77.23
750,000.01 - 800,000.00	2	1,535,668	0.24	6.472	672	79.90
800,000.01 - 850,000.00	1	810,413	0.13	6.990	647	85.00
Total:	**2,501**	**640,266,882**	**100.00**	**6.909**	**649**	**82.01**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
121 - 180	179	14,967,649	2.34	9.510	664	92.93
181 - 240	50	2,925,754	0.46	9.503	657	93.95
241 - 300	1	100,675	0.02	10.125	555	85.00
301 - 360	2,271	622,272,803	97.19	6.833	648	81.69
Total:	**2,501**	**640,266,882**	**100.00**	**6.909**	**649**	**82.01**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	2	735,912	0.11	4.946	647	73.83
5.000 - 5.499	44	16,365,541	2.56	5.286	685	81.36
5.500 - 5.999	331	99,877,827	15.60	5.814	670	78.19
6.000 - 6.499	383	115,902,418	18.10	6.243	662	79.64
6.500 - 6.999	633	181,469,857	28.34	6.744	654	81.63
7.000 - 7.499	292	78,485,731	12.26	7.222	639	82.34
7.500 - 7.999	283	76,938,226	12.02	7.712	618	83.86
8.000 - 8.499	93	23,802,555	3.72	8.227	611	86.46
8.500 - 8.999	89	18,156,319	2.84	8.724	604	87.72
9.000 - 9.499	40	6,151,732	0.96	9.223	593	87.55
9.500 - 9.999	88	7,764,275	1.21	9.787	641	94.75
10.000 - 10.499	73	5,484,603	0.86	10.249	664	97.43
10.500 - 10.999	58	4,428,985	0.69	10.740	648	97.71
11.000 - 11.499	51	2,800,848	0.44	11.237	639	99.62
11.500 - 11.999	31	1,563,880	0.24	11.737	611	98.41
12.000 - 12.499	3	85,770	0.01	12.282	582	99.42
12.500 - 12.999	6	132,425	0.02	12.826	583	99.09
13.500 - 13.999	1	119,977	0.02	13.750	638	86.96
Total:	**2,501**	**640,266,882**	**100.00**	**6.909**	**649**	**82.01**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	36	5,418,296	0.85	6.690	618	42.05
50.01 - 55.00	15	3,069,395	0.48	6.257	629	53.81
55.01 - 60.00	20	4,833,392	0.75	6.349	620	58.08
60.01 - 65.00	44	11,876,990	1.86	6.639	632	63.56
65.01 - 70.00	58	18,213,081	2.84	6.774	618	68.76
70.01 - 75.00	81	25,691,968	4.01	6.832	622	73.83
75.01 - 80.00	1,302	358,775,707	56.04	6.598	661	79.88
80.01 - 85.00	183	58,321,260	9.11	6.981	614	84.54
85.01 - 90.00	260	81,513,028	12.73	7.180	633	89.74
90.01 - 95.00	152	43,258,855	6.76	7.333	650	94.81
95.01 - 100.00	350	29,294,909	4.58	9.649	669	99.96
Total:	**2,501**	**640,266,882**	**100.00**	**6.909**	**649**	**82.01**

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
476— 500	1	105,351	0.02	7.750	500	58.61
501— 525	39	11,605,477	1.81	8.310	516	78.03
526— 550	63	17,031,879	2.66	7.702	539	77.17
551— 575	108	27,858,219	4.35	7.700	564	79.94
576— 600	268	61,873,954	9.66	7.157	589	81.97
601— 625	376	97,068,205	15.16	6.901	613	82.95
626— 650	474	117,166,815	18.30	6.927	638	82.62
651— 675	452	114,199,750	17.84	6.823	663	82.33
676— 700	332	89,964,554	14.05	6.651	688	82.91
701— 725	170	43,838,152	6.85	6.585	711	80.74
726— 750	127	34,381,800	5.37	6.589	736	82.29
751— 775	55	15,014,980	2.35	6.401	760	80.66
776— 800	32	9,100,325	1.42	6.574	783	79.60
801— 825	4	1,057,422	0.17	6.889	809	85.24
Total:	**2,501**	**640,266,882**	**100.00**	**6.909**	**649**	**82.01**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	1,132	341,527,033	53.34	6.738	655	81.63
Florida	230	49,619,756	7.75	7.336	640	83.00
New York	92	33,176,720	5.18	6.730	653	80.23
Illinois	108	23,555,568	3.68	7.247	633	83.85
Nevada	100	23,196,057	3.62	6.895	661	82.52
Arizona	65	15,708,612	2.45	6.750	628	82.22
New Jersey	52	15,683,556	2.45	7.008	644	80.03
Texas	101	13,777,388	2.15	7.273	629	82.14
Washington	55	11,227,695	1.75	6.790	636	81.04
Massachusetts	41	10,536,761	1.65	7.148	632	79.19
Virginia	41	10,470,167	1.64	7.283	643	81.60
Maryland	39	9,232,595	1.44	6.877	640	81.35
Colorado	47	9,189,017	1.44	6.852	631	81.04
Oregon	36	6,654,735	1.04	6.773	643	81.83
Michigan	34	6,204,253	0.97	7.714	641	85.97
Hawaii	20	6,118,896	0.96	6.593	674	79.93
Minnesota	29	6,082,088	0.95	6.795	649	82.93
Connecticut	20	5,894,134	0.92	7.279	640	87.84
Georgia	33	5,754,830	0.90	7.871	626	84.27
Ohio	24	4,238,726	0.66	7.425	619	88.47
Pennsylvania	24	4,033,019	0.63	7.681	606	83.92
Rhode Island	14	3,159,706	0.49	7.188	663	83.88
Missouri	20	2,392,472	0.37	7.830	619	85.32
Tennessee	16	2,354,263	0.37	7.096	634	82.78
North Carolina	15	2,253,649	0.35	7.480	631	84.70
District of Columbia	6	1,616,237	0.25	6.912	653	85.87
Utah	10	1,492,007	0.23	6.419	636	81.59
Kentucky	10	1,405,475	0.22	7.783	662	88.49

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
New Hampshire	7	1,233,640	0.19	7.819	579	78.06
Maine	5	1,125,205	0.18	6.628	607	85.30
Arkansas	7	1,097,754	0.17	7.602	607	87.90
Alaska	5	1,015,680	0.16	6.836	642	80.00
Indiana	12	934,436	0.15	7.972	651	87.30
Oklahoma	9	928,778	0.15	7.064	659	82.23
Alabama	5	871,179	0.14	7.898	580	88.90
South Carolina	4	770,090	0.12	7.024	666	80.00
Wisconsin	4	762,846	0.12	7.869	657	90.18
Nebraska	4	739,266	0.12	6.714	669	82.70
Louisiana	5	737,424	0.12	6.974	626	81.94
Idaho	5	697,223	0.11	7.410	620	86.65
New Mexico	3	688,813	0.11	7.615	671	85.26
Iowa	3	550,523	0.09	7.696	644	82.74
Montana	2	409,237	0.06	8.222	580	90.00
Mississippi	1	288,200	0.05	7.875	598	95.00
West Virginia	2	276,889	0.04	7.872	661	81.68
Delaware	1	235,826	0.04	8.150	674	95.00
South Dakota	1	165,477	0.03	7.500	722	90.00
Kansas	1	160,000	0.02	8.050	649	80.00
North Dakota	1	22,984	0.00	11.000	651	100.00
Total:	**2,501**	**640,266,882**	**100.00**	**6.909**	**649**	**82.01**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	2,475	631,905,117	98.69	6.904	648	81.99
Investment	18	5,904,213	0.92	7.464	657	84.48
Second Home	8	2,457,551	0.38	6.846	676	82.11
Total:	**2,501**	**640,266,882**	**100.00**	**6.909**	**649**	**82.01**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Stated Documentation	1,323	357,838,155	55.89	7.111	661	81.91
Full	1,169	280,243,617	43.77	6.643	632	82.08
Limited	5	1,440,023	0.22	7.669	685	93.62
No Documentation	4	745,088	0.12	7.961	691	86.22
Total:	**2,501**	**640,266,882**	**100.00**	**6.909**	**649**	**82.01**

DESCRIPTION OF THE GROUP II COLLATERAL

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	1,875	459,019,334	71.69	6.962	656	82.95
Refinance - Cashout	563	167,456,505	26.15	6.774	628	79.54
Refinance - Rate Term	63	13,791,044	2.15	6.772	634	80.94
Total:	**2,501**	**640,266,882**	**100.00**	**6.909**	**649**	**82.01**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family Residence	1,753	448,142,370	69.99	6.911	648	82.04
PUD	444	110,514,271	17.26	6.863	642	81.39
Condo	181	42,511,345	6.64	6.849	664	81.98
2-4 Family	123	39,098,896	6.11	7.073	655	83.57
Total:	**2,501**	**640,266,882**	**100.00**	**6.909**	**649**	**82.01**

DESCRIPTION OF THE GROUP II COLLATERAL

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
October 2005	1	401,040	0.07	6.625	687	90.00
November 2005	2	494,683	0.09	6.877	640	85.51
February 2006	1	189,485	0.03	8.500	610	100.00
April 2006	1	395,654	0.07	7.900	532	72.73
December 2006	3	535,055	0.10	7.095	654	85.90
January 2007	12	3,700,838	0.68	6.427	642	83.13
February 2007	21	6,141,636	1.12	6.259	655	82.58
March 2007	146	44,224,879	8.07	6.464	645	82.07
April 2007	374	120,673,931	22.03	6.666	649	81.71
May 2007	1,025	308,787,233	56.37	6.949	645	82.36
June 2007	45	12,539,817	2.29	7.016	641	83.33
December 2007	1	276,000	0.05	6.500	668	80.00
January 2008	2	549,012	0.10	5.933	713	79.71
February 2008	3	956,506	0.17	6.989	652	82.31
March 2008	8	2,328,508	0.43	6.462	695	81.72
April 2008	33	11,306,226	2.06	6.628	661	81.81
May 2008	60	18,942,267	3.46	6.531	673	81.85
June 2008	3	1,110,250	0.20	7.392	649	83.74
January 2010	2	367,296	0.07	6.505	688	76.28
February 2010	6	636,679	0.12	6.794	678	77.78
March 2010	24	5,436,343	0.99	6.333	668	79.62
April 2010	9	2,499,931	0.46	6.350	667	79.38
May 2010	20	4,116,474	0.75	6.628	683	77.65
June 2010	6	1,170,032	0.21	6.362	687	81.68
Total:	**1,808**	**547,779,773**	**100.00**	**6.803**	**648**	**82.11**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.501 - 3.000	1	215,304	0.04	5.625	611	80.00
3.001 - 3.500	10	3,461,578	0.63	5.417	662	81.34
3.501 - 4.000	28	7,775,158	1.42	5.808	666	80.28
4.001 - 4.500	133	37,380,925	6.82	6.035	661	80.13
4.501 - 5.000	212	64,314,941	11.74	6.607	651	81.62
5.001 - 5.500	180	54,793,832	10.00	6.621	662	81.54
5.501 - 6.000	916	279,745,018	51.07	6.893	643	82.93
6.001 - 6.500	158	48,437,509	8.84	7.201	639	81.05
6.501 - 7.000	121	35,952,779	6.56	7.080	664	81.43
7.001 - 7.500	32	10,217,517	1.87	7.127	660	81.95
7.501 - 8.000	12	4,658,298	0.85	7.696	610	83.52
8.001 - 8.500	5	826,914	0.15	9.369	582	78.22
Total:	**1,808**	**547,779,773**	**100.00**	**6.803**	**648**	**82.11**

*ARM Loans Only

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
10.500— 10.999	10	2,396,892	0.44	5.639	678	80.00
11.000— 11.499	27	10,176,952	1.86	5.405	691	80.46
11.500— 11.999	95	27,483,269	5.02	5.804	667	79.62
12.000— 12.499	155	51,205,841	9.35	6.030	674	80.29
12.500— 12.999	312	99,468,272	18.16	6.326	667	80.25
13.000— 13.499	276	85,859,774	15.67	6.449	656	80.82
13.500— 13.999	394	118,270,820	21.59	6.862	643	83.15
14.000— 14.499	205	58,252,018	10.63	7.319	639	82.78
14.500— 14.999	196	57,582,811	10.51	7.766	616	84.90
15.000— 15.499	63	17,266,184	3.15	8.261	609	86.87
15.500— 15.999	47	12,952,335	2.36	8.760	607	88.04
16.000— 16.499	14	3,986,621	0.73	9.220	556	82.39
16.500— 16.999	7	1,657,304	0.30	9.754	520	79.33
17.000— 17.499	5	889,511	0.16	10.197	609	88.43
17.500— 17.999	2	331,169	0.06	10.524	550	74.72
Total:	**1,808**	**547,779,773**	**100.00**	**6.803**	**648**	**82.11**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.000 - 4.499	10	3,319,299	0.61	5.929	663	83.77
4.500 - 4.999	20	5,033,610	0.92	6.024	664	79.37
5.000 - 5.499	64	21,999,713	4.02	5.617	676	81.23
5.500 - 5.999	250	78,803,569	14.39	5.834	665	79.68
6.000 - 6.499	311	99,377,016	18.14	6.270	664	80.41
6.500 - 6.999	524	158,466,457	28.93	6.743	656	82.09
7.000 - 7.499	243	69,397,797	12.67	7.226	641	82.55
7.500 - 7.999	221	66,767,600	12.19	7.719	619	84.70
8.000 - 8.499	77	21,526,405	3.93	8.239	607	86.42
8.500 - 8.999	57	15,690,192	2.86	8.714	599	87.64
9.000 - 9.499	15	4,115,521	0.75	9.217	558	82.94
9.500 - 9.999	9	2,061,914	0.38	9.729	543	83.39
10.000 - 10.499	5	889,511	0.16	10.197	609	88.43
10.500 - 10.999	2	331,169	0.06	10.524	550	74.72
Total:	**1,808**	**547,779,773**	**100.00**	**6.803**	**648**	**82.11**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	3	1,099,087	0.20	6.712	635	87.59
1.500	977	302,740,954	55.27	6.924	640	82.65
2.000	28	7,030,396	1.28	6.972	659	79.37
3.000	798	236,418,993	43.16	6.644	659	81.49
5.000	2	490,343	0.09	6.295	644	80.00
Total:	**1,808**	**547,779,773**	**100.00**	**6.803**	**648**	**82.11**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	825	242,781,145	44.32	6.643	659	81.48
1.500	983	304,998,628	55.68	6.930	640	82.62
Total:	**1,808**	**547,779,773**	**100.00**	**6.803**	**648**	**82.11**

*ARM Loans Only

Lifetime Periodic Rate Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	1	368,897	0.07	7.200	594	84.86
5.000 - 5.499	13	3,385,407	0.62	5.879	680	81.46
5.500 - 5.999	1	290,814	0.05	5.850	648	80.00
6.000 - 6.499	504	152,337,728	27.81	6.599	662	81.12
6.500 - 6.999	99	32,596,291	5.95	6.538	655	80.97
7.000 - 7.499	1,190	358,800,636	65.50	6.922	642	82.64
Total:	**1,808**	**547,779,773**	**100.00**	**6.803**	**648**	**82.11**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	571	130,217,756	20.34	7.292	644	82.40
12	146	46,086,672	7.20	7.064	644	80.85
24	1,349	372,638,345	58.20	6.820	649	82.94
36	434	91,255,288	14.25	6.644	655	78.27
60	1	68,821	0.01	6.750	576	75.82
Total:	**2,501**	**640,266,882**	**100.00**	**6.909**	**649**	**82.01**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Whole Loan Trading	
Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786
Gary Huang	212-250-7943
ABS Banking	
Sue Valenti	212-250-3455
Doug Nicholson	212-250-0865
Roxana McKinney	212-250-0848
ABS Structuring	
Bill Yeung	212-250-6893
Sudibyo Pradono	212-250-4777
Chris Sudol	212-250-0507
ABS Collateral	
Steve Lumer	212-250-0115
John Napoli	212-250-0993